
PROSPECTUS

ING *express* Retirement Variable Annuity

Single Premium Deferred Individual Variable Annuity Contract

Issued By ING Life Insurance and Annuity Company
Through Its Variable Annuity Account B


This prospectus sets forth the information you ought to know before investing. You should keep the prospectus for future reference. Additional information has been filed with the Securities and Exchange Commission (SEC) and is available upon request without charge, including the Statement of Additional Information (SAI) dated May 1, 2013.

The SAI is incorporated by reference into the prospectus, and its table of contents appears on page 46.

The SEC maintains a web site (www.sec.gov) that contains the SAI, material incorporated by reference, and other information about us, which we file electronically. The reference number assigned to the Contract is 333-167182.

	How to reach us…
	Customer Service Center
Call:	(888) 854-5950
Write:	P.O. Box 10450, Des Moines, Iowa 50306-0450
Visit:	www.ingfinancialsolutions.com

THE ING RETIREMENT MODERATE PORTFOLIO is currently available for allocation of premiums under your Contract after the Right to Examine Period. Premium will be allocated to the ING Money Market Portfolio during the Right to Examine Period.


The SEC has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

NOT: FDIC/NCUA INSURED; A DEPOSIT OF A BANK; BANK GUARANTEED; AND INSURED BY ANY FEDERAL GOVERNMENT AGENCY. MAY LOSE VALUE.


RIGHT TO EXAMINE AND RETURN THE CONTRACT: You may return the Contract within 15 days of its receipt (or longer as state law may require or when issued as a replacement contract). If so returned, we will promptly pay you the amount required by the state in which the Contract was issued. Where applicable, this amount may be more or less than the Premium paid, depending on the investment results of the Sub-accounts. See page 33.

EXCHANGES: Your agent should only recommend an exchange (replacement) if it is in your best interest and only after evaluating your personal and financial situation and needs, tolerance for risk and the financial ability to pay for the Contract.


We pay compensation to broker/dealers whose registered representatives sell the Contract. See page 33.

May 1, 2013


1

Contents

Glossary

This glossary defines the special terms used throughout the prospectus. A special term used in only one section of the prospectus is defined there. The page references are to sections of the prospectus where more information can be found.

Accumulation Value – The sum of the Accumulation Values in each of the Sub-accounts. Each Sub-account is valued at the close of each Business Day for the preceding Valuation Period. See page 8.

Annuitant – The individual designated by you and upon whose life the Minimum Guaranteed Withdrawal Benefit, Death Benefit or Annuity Payments are based. See page 14.

Annuity Commencement Date – The date on which Annuity Payments commence. See page 29.

Annuity Payments – Periodic Annuity Plan payments made by us to you or, subject to our consent in the event the payee is not a natural person, to a payee designated by you. See page 29.

Annuity Plan – An option elected by you, or the contractually designated default option if none is elected, that determines the frequency, duration and amount of the Annuity Payments. See page 29.

Beneficiary – The individual or entity you select to receive the Death Benefit. See page 14.

Business Day –Any day that the New York Stock Exchange (NYSE) is open for trading, exclusive of federal holidays, or any day the Securities and Exchange Commission (SEC) requires that Fund be valued.

Cash Surrender Value – The amount you receive upon Surrender of the Contract, which equals the Accumulation Value minus any applicable charges. See page 23.

Code – The Internal Revenue Code of 1986, as amended.

Company, we, us or our – ING Life Insurance and Annuity Company (ING Life), a stock company domiciled in Connecticut. See page 9.

Contract – The Single Premium Deferred Individual Variable Annuity Contract with Minimum Guaranteed Withdrawal Benefit, together with any attached application, amendments or Endorsements.

Contract Anniversary – The same day and month each year as the Contract Date. If the Contract Date is February 29th, in non-leap years, the Contract Anniversary shall be March 1st.

Contract Date – The date on which the Contract becomes effective.

Contract Year – The period beginning on a Contract Anniversary (or, in the first Contract Year only, beginning on the Contract Date) and ending on the day preceding the next Contract Anniversary.

Death Benefit – The amount payable to the Beneficiary upon death of the Annuitant (1) prior to the Annuity Commencement Date (see page 29) and before the Contract enters Lifetime Automatic Periodic Benefit Status (see page 21), or (2) while the Table 2 Annuity Plan is in effect (see page 30) and before the Contract enters Lifetime Automatic Periodic Benefit Status (see page 21).

Endorsements – Attachments to the Contract that add to, amend, change, modify or supersede the Contract's terms or provisions.

Excess Transfer – Any transfer between available Sub-accounts after 12 transfers have occurred within any Contract Year.

Excess Transfer Charge – The charge we may access on each Excess Transfer. See page 12.

Excess Withdrawal – Any Withdrawal taken before commencement of the Lifetime Withdrawal Phase or any Withdrawal in a Contract Year exceeding the then current Maximum Annual Withdrawal (MAW) (see page 19) on or after the Lifetime Withdrawal Phase has begun (see page 19). See page 18.

Fund – The mutual fund in which a Sub-account invests. See page 10.

General Account – An account which contains all of our assets other than those held in Variable Annuity Account B.

Initial Premium – The payment made by you to us to put the Contract into effect. See page 15.

Irrevocable Beneficiary – A Beneficiary whose rights and interests under the Contract cannot be changed without his, her or its consent. See page 14.

Joint and Survivor MGWB – The Minimum Guaranteed Withdrawal Benefit payable for the life of the Annuitant and the life of the Annuitant's spouse (as defined under federal law).

Lifetime Automatic Periodic Benefit Status – A period in time during which we will pay you MGWB Periodic Payments. See page 21.

Lifetime Withdrawal Eligibility Age – Age 62. The age of the Annuitant on or after which you may begin the Lifetime Withdrawal Phase. See page 19.

Lifetime Withdrawal Phase – The period under the Minimum Guaranteed Withdrawal Benefit during which the Maximum Annual Withdrawal is calculated and available for Withdrawal (see pages 17 and 19). The Lifetime Withdrawal Phase begins on the date of the first Withdrawal on or after the date the Annuitant reaches the Lifetime Withdrawal Eligibility Age. See page 19.

Maximum Annual Withdrawal or MAW – The maximum amount available for Withdrawal from the Contract under the Minimum Guaranteed Withdrawal Benefit in any Contract Year without reducing the MGWB Base in future Contract Years. See pages 19.

MGWB Base – The factor that is used only for the sole purpose of calculating the MAW and the charge for the Minimum Guaranteed Withdrawal Benefit. The MGWB Base has no cash value. See page 17.

MGWB Charge Rate – The percentage of the MGWB Base as of the last Business Day immediately prior to the date the MGWB charge is deducted. See page 12.

MGWB Periodic Payments – The payments that occur after the Contract enters the Lifetime Automatic Periodic Benefit Status. See page 21.

Minimum Guaranteed Withdrawal Benefit or MGWB – The benefit available after the Annuitant reaches the Lifetime Withdrawal Eligibility Age that guarantees that the Annuitant (and the Annuitant's spouse if a joint and Survivor MGWB has been elected) will have a pre-determined amount, the MAW, available for Withdrawals from the Contract each Contract Year, even if the Accumulation Value is reduced to zero (other than by Excess Withdrawal or Surrender). See page 17.

Minimum Guaranteed Withdrawal Benefit Charge or MGWB Charge – The charge deducted from the Accumulation Value for the MGWB. See page 12.

Net Return Factor – The value that reflects: (1) the investment experience of a Fund in which a Sub-account invests; and (2) the charges assessed against that Sub-account during a Valuation Period. See page 9.

Notice to Us – Notice made in a form that: (1) is approved by or is acceptable to, us; (2) has the information and any documentation we determine in our discretion to be necessary to take the action requested or exercise the right specified; and (3) is received by us at our Customer Service Center at the address specified on page 1. Under certain circumstances, we may permit you to provide Notice to Us by telephone or electronically.

Notice to You – Written notification mailed to your last known address. A different means of notification may also be used if you and we mutually agree. When action is required by you, the time frame and manner for response will be specified in the notice.

Owner – The individual (or entity) that is entitled to exercise the rights incident to ownership. The terms "you" or "your," when used in this prospectus, refer to the Owner. See page 14.

Premium – The Initial Premium. See page 15.

Proof of Death – The documentation we deem necessary to establish death, including, but not limited to: (1) a certified copy of a death certificate; (2) a certified copy of a statement of death from the attending physician; (3) a finding of a court of competent jurisdiction as to the cause of death; or (4) any other proof we deem in our discretion to be satisfactory to us. See page 27.

Ratchet – An increase to the MGWB Base equal to the amount by which the Accumulation Value on the applicable Ratchet Date is greater than the MGWB Base on such Ratchet Date. See page 19.

Ratchet Date – The applicable date on which the Ratchet is to occur. See page 19.

Right to Examine Period – The period of time during which you have the right to return the Contract for any reason, or no reason at all, and receive the amount described in the Right to Examine and Return the Contract section of this prospectus. See page 33. Exercise of the Right to Examine will result in termination of the Contract, including the MGWB.

Separate Account – Variable Annuity Account B. The Separate Account is a segregated asset account established under Connecticut law to Fund variable annuity contracts. The Separate Account is registered as a unit investment trust under the investment Company Act of 1940 and it also meets the definition of "separate account" under the federal securities laws.

Specially Designated Sub-account – A Sub-account that is used as a "holding" account or for administrative purposes. The Specially Designated Sub-account is designated by us and is currently the ING Money Market Portfolio.

Sub-account – A sub-account of the Separate Account that invests in a Fund.

Surrender – A transaction in which the entire Cash Surrender Value is taken from the Contract. See page 23.

Valuation Period – The time from the close of regular trading on the New York Stock Exchange on one Business Day to the close of regular trading on the next succeeding Business Day.

Withdrawal – A transaction in which only a portion of the Cash Surrender Value is taken from the Contract. Annuity Payments under the Table 2 Annuity Plan are treated as Withdrawals, as are required minimum distributions made in accordance with the requirements of Section 408(b)(3) or 408(a)(6) of the Code and the Treasury regulations thereunder. See pages 23 and 29.

Synopsis – The Contract

This synopsis reviews some important things that you should know about the Contract. We urge you to read the entire prospectus for complete details. This Synopsis is designed only as a guide. Certain features and benefits may vary depending on the state in which your Contract is issued.

The Contract is a single premium deferred individual variable annuity with a Minimum Guaranteed Withdrawal Benefit, The Contract will be used as a rollover vehicle for interests in an employer sponsored retirement plan group variable annuity contract, also issued by the Company and which also offers a similar minimum guaranteed withdrawal benefit (hereinafter referred to as the "Group Contract"). As a rollover vehicle, the single premium will equal the individual account value rolled from the retirement plan Group Contract and the Maximum Annual Withdrawal Percentage and the MGWB Base will also be equal to the same amounts in the retirement plan Group Contract. **The Contract will be issued as either a traditional Individual Retirement Annuity (IRA) or as a Roth IRA, depending on the type of account being rolled into the Contract from the employer sponsored plan.**

There is no minimum initial premium, however, the minimum MGWB Base that may be rolled into the Contract is $5,000. No additional premiums are allowed after acceptance of the Initial Premium.

You can use the Contract to preserve the MGWB and other accrued benefits from the retirement plan Group Contract following a distributable event under the Annuitant's employer sponsored retirement plan offering the Group Contract. The Contract is not meant to be used to meet short-term financial goals and you should not buy the Contract if you cannot risk getting back an amount less than your initial investment or you do not need the retirement income for life offered by the MGWB. When considering an investment in the Contract, you should consult with your investment professional about your financial goals, investment time horizon and risk tolerance, see page 16**.**

THE CONTRACT

How does the Contract work?
The Contract is an annuity contract between you and us. You pay premium into your Contract, which premium is rolled over from your retirement plan's Group Contract, and we agree to make payments to you, starting upon election of MAW payments under the MGWB or when you elect to begin receiving Annuity Payments.

An annuity consists of the accumulation phase and the income phase.

During the **accumulation phase**, your annuity's value, which we refer to as the Accumulation Value can increase or decrease, based upon the performance of the underlying investment option(s) to which your Accumulation Value is allocated. Currently, unless otherwise required by state law, your Initial Premium is allocated to the ING Money Market Portfolio during the Right to Examine Period and then automatically allocated to the ING Retirement Moderate Portfolio. Different investment options may be available in the future, see page 10.

Because earnings under the Contract are tax-deferred, you do not pay taxes on the earnings until the money is paid to you.

We begin to pay money to you during the **income phase**. The income phase begins upon election of MAW payments under the MGWB or when you elect to begin receiving Annuity Payments.

The Contract includes a minimum guaranteed withdrawal benefit, or MGWB, which generally provides, subject to certain restrictions and limitations, that we will guarantee MAW payments from the contract for the lifetime of the annuitant in the case of a single life MGWB or for the life of the Annuitant and the Annuitant's spouse in the case of a Joint and Survivor MGWB, even if these withdrawals deplete your Accumulation Value to zero. It is important to note that Excess Withdrawals (as described more fully on page 18) will decrease the value of the MGWB and may, if applicable, result in the loss of the MGWB. This is more likely to occur if such withdrawals are made during periods of negative market activity. For more information about the MGWB, and how withdrawals can affect this benefit, see page 17. While you are receiving MAW payments, your Accumulation Value can increase or decrease, based upon the performance of the underlying investment option(s) to which your Accumulation Value is allocated.

If you elect to begin receiving Annuity Payments, we use the value of your contract to determine the amount of income you receive. Depending on the Annuity Plan you choose, you can receive payouts for life or for a specific period of time. You select the date the payouts start, which we refer to as the Annuity Commencement Date, and how often you receive them. See page 32 for more information about Annuity Payments and Annuity Plans available to you.

What happens if I die?
The annuity Contract has a death benefit that pays money to your beneficiary if the Annuitant dies. The death benefit is equal to the Accumulation Value. For more information about the death benefit, see page 27.

FEES AND EXPENSES

What fees and/or charges do you deduct from my Contract?
You will pay certain fees and charges while you own the Contract, and these fees and charges will be deducted from your Accumulation Value. The amount of the fees and charges depend on the value of the investments in your Contract and the investment options you choose. There are three types of fees and charges: transactional, recurring and those of the underlying Funds. For specific information about these fees and charges, see page 7.

TAXES

How will payouts and withdrawals from my Contract be taxed?
The annuity Contract is tax-deferred, which means you do not pay taxes on the Contract's earnings until the money is paid to you. When you make a withdrawal (including MGWB withdrawals), you pay ordinary income tax on the accumulated earnings. Annuity Plan payments are taxed as annuity payments. You may pay a federal income tax penalty on earnings you withdraw before age 59½. See page 36 for more information. Your annuity Contract may also be subject to a premium tax, which depends on your state of residency. See page 12 for more information.

Does buying an annuity Contract in a retirement plan provide extra tax benefits?
No. Buying an annuity within an IRA or other tax-deferred retirement plan doesn't give you any extra tax benefits, because amounts contributed to such plans are already tax-deferred. Choose to purchase the Contract based on its other features and benefits as well as its risks and costs, not its tax benefits.

OTHER INFORMATION

What else do I need to know?
We may change your contract from time to time to follow federal or state laws and regulations. If we do, we will provide Notice to You of such changes in writing.

Compensation: We may pay the broker-dealer for selling the annuity Contract to you. Your broker-dealer also may have certain revenue sharing arrangements or pay its personnel more for selling the Contract than for selling other annuity contracts. See page 33 for more information.

Right to Examine the Contract: You may cancel the Contract by returning it within 15 days of receiving it (or a longer period if required by state law). See page 33 for more information.

State Variations: State variations are covered in a special Contract form used in that state. This prospectus provides a general description of the Contract. References in this prospectus to state law identify matters where state law may require variations from what is disclosed in this prospectus. If you would like to review a copy of the Contract and Endorsements for your particular state, contact our customer service center.

Synopsis – Fees and Expenses

The following tables describe the fees and charges that you will pay when buying, owning, and Surrendering the Contract.

This table describes the transactional fees and charges that you will pay at the time that you buy the Contract, Surrender the Contract, or transfer Accumulation Value between Sub-accounts. Premium taxes may also be deducted.

Transactional Fees and Charges	
Surrender Charge	None
Excess Transfer Charge[1]	$50

1. The charge is assessed per transfer between Sub-accounts after 12 during a Contract Year (which we refer to as an Excess Transfer); however only one Sub-account is available at any one time under the Contract at this time.

This table describes the recurring fees and charges that you will pay periodically during the time that you own the Contract, not including Sub-account fees and expenses.

Recurring Fees and Charges	

Separate Account Annual Expenses

	Maximum
Mortality & Expense Risk Charge[2] (as a percentage of Accumulation Value	1.50%
MGWB Charge[3] (as a percentage of the MGWB Base)	2.00%
Total Separate Account Annual Expenses	3.50%
Annual Administrative Charge[4]	$80

2. This charge is deducted on Business Days as a percentage of and from the Accumulation Value in each Sub-account. The current charge may be less than the maximum amount shown.
3. This charge is for the MGWB and is calculated each Business Day but deducted quarterly from the Accumulation Value in each Sub-account. The MGWB Base is equal to the MGWB Base of the retirement plan Group Contract rolled into the Contract, increased by any Ratchets and reduced for any Excess Withdrawals. The current charge may be less than the maximum amount shown. For more information, please see pages 12 and 17.
4. The current charge may be less than the maximum amount shown.

This table shows the minimum and maximum total gross operating expenses charged by the Funds underlying the Sub-accounts that you may pay periodically during the time that you own the Contract. More detail concerning each Fund's fees and expenses is contained in the prospectus for the relevant underlying Fund.

Total Annual Fund Gross Operating Expenses		
Expenses that are deducted from underlying Fund assets, including management fees, service and/or distribution (12b-1) fees, and other expenses[5, 6]	Minimum 0.59%	Maximum 0.67%

5. We may receive compensation from the underlying Funds or their affiliates based on an annual percentage of the average net assets held in that Fund by us. The percentage paid may vary from one underlying Fund to another. For certain underlying Funds, some of this compensation may be paid out as 12b-1 fees or service fees that are deducted from Fund assets. These fees are disclosed in each underlying Fund's prospectus. We may also receive compensation from certain underlying Funds or their affiliates for recordkeeping or other services. See page 33.
6. No underlying Fund currently charges a redemption fee. See page 13.

7

<u>This example</u> is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts.

Example

Assumptions
a. You invest $10,000 in the Contract for the time periods indicated below.
b. The costs reflected include the maximum transactional and recurring fees and expenses noted above and the maximum charge for the MGWB (assuming a $10,000 MGWB Base). Also included are the maximum gross operating expenses noted above of any of the Sub-accounts.
c. The example assumes that your investment has a 5% return each year.

Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

<u>If you Surrender or annuitize your Contract at the end of the applicable time period</u>

1 year	3 years	5 years	10 years
$499	$1,501	$2,503	$5,008

<u>If you do not Surrender your Contract</u>

1 year	3 years	5 years	10 years
$499	$1,501	$2,503	$5,008

Condensed Financial Information

Accumulation Value
We use accumulation units to calculate the Accumulation Value of a Contract. Although there is currently only one underlying Fund available after the Right to Examine Period for allocation of Accumulation Value and therefore only one Sub-account, different Funds could be available in the future. Each Sub-account of Variable Annuity Account B has its own accumulation unit value. This value may increase or decrease from day to day based on the investment performance of the applicable underlying Fund. Shares in an underlying Fund are valued at their net asset value.

On the Contract Date, the Accumulation Value in each Sub-account equals the Initial Premium allocated to that Sub-account, less a charge for premium tax, if applicable. We calculate the Accumulation Value at the close of each Business Day thereafter as follows:

- Accumulation Value in each Sub-account at the close of the preceding Business Day; multiplied by
- The Sub-account's Net Return Factor for the current Valuation Period (see below); plus or minus
- Any transfers to or from the Sub-account during the current Valuation Period; minus
- Any Withdrawals from the Sub-account during the current Valuation Period; minus
- Any fees and charges or applicable taxes, including any premium taxes not previously deducted, allocated to that Sub-account.

No accumulation unit value history is contained in this prospectus because the Contract has not previously been offered for sale.

The Net Return Factor is an index number that reflects certain charges under the Contract and the investment performance of the Sub-account. The Net Return Factor is calculated for each Sub-account as follows:

- The net asset value of the Fund in which the Sub-account invests at the close of the current Business Day; plus
- The amount of any dividend or capital gains distribution declared for and reinvested in such Fund during the current Valuation Period; divided by
- The net asset value of the Fund at the close of the preceding Business Day; minus
- The daily charges from the Sub-account (e.g., the mortality & expense risk charge).

Calculations for the Sub-accounts are made on a per unit basis.

Financial Statements

The statements of assets and liabilities, the statements of operations, the statements of changes in net assets and the related notes to financial statements for Variable Annuity Account B and the consolidated financial statements and the related notes to financial statements for ING Life Insurance and Annuity Company are located in the Statement of Additional Information.

ING Life Insurance and Annuity Company

Organization and Operation

ING Life Insurance and Annuity Company (the Company, we, us, our) issues the Contract described in this prospectus and is responsible for providing each Contract's insurance and annuity benefits. All guarantees and benefits provided under the Contract that are not related to the Separate Account are subject to the claims paying ability of the Company and our general account. We are a direct, wholly owned subsidiary of Lion Connecticut Holdings Inc.

We are a stock life insurance company organized under the insurance laws of the State of Connecticut in 1976 and an indirect wholly owned subsidiary of ING Groep N.V. ("ING"), a global financial institution active in the fields of insurance, banking and asset management. Through a merger, our operations include the business of Aetna Variable Annuity Life Insurance Company (formerly known as Participating Annuity Life Insurance Company, an Arkansas life insurance company organized in 1954). Prior to January 1, 2002, the Company was known as Aetna Life Insurance and Annuity Company.

As part of a restructuring plan approved by the European Commission, ING has agreed to separate its banking and insurance businesses by 2013. ING intends to achieve this separation by divestment of its insurance and investment management operations, including the Company. ING has announced that it will explore all options for implementing the separation including initial public offerings, sales or combinations thereof. On November 10, 2010, ING announced that ING and its U.S. insurance affiliates, including the Company, are preparing for a base case of an initial public offering ("IPO") of the Company and its U.S.-based insurance and investment management affiliates.

We are engaged in the business of issuing life insurance and annuities. Our principal executive offices are located at:

One Orange Way
Windsor, Connecticut 06095-4774

Regulatory Matters

As with many financial services companies, the Company and its affiliates periodically receive informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with examinations, inquiries, investigations and audits of the products and practices of the Company or the financial services industry. These currently include an inquiry regarding the Company's policy for correcting errors made in processing trades for ERISA plans or plan participants. Some of these investigations examinations, audits and inquiries could result in regulatory action against the Company. The potential outcome of the investigations, examinations, audits, inquiries and any such regulatory action is difficult to predict but could subject the Company to adverse consequences, including, but not limited to, additional payments to plans or participants, disgorgement, settlement payments, penalties, fines, and other financial liability and changes to the Company's policies and procedures, the financial impact of which cannot be estimated at this time, but management does not believe will have a material adverse effect on the Company's financial position or results of operations.. It is the practice of the Company and its affiliates to cooperate fully in these matters.

Product Regulation

Our products are subject to a complex and extensive array of state and federal tax, securities and insurance laws, and regulations, which are administered and enforced by a number of governmental and self-regulatory authorities, including state insurance regulators, state securities administrators, the SEC, the Financial Industry Regulatory Authority ("FINRA"), the Department of Labor and the Internal Revenue Service ("IRS"). For example, U.S. federal income tax law imposes requirements relating to product design, administration, and investments that are conditions for beneficial tax treatment of such products under the Code. (See page 36 for further discussion of some of these requirements.) Failure to administer certain product features could affect such beneficial tax treatment. In addition, state and federal securities and insurance laws impose requirements relating to insurance product design, offering and distribution, and administration. Failure to meet any of these complex tax, securities, or insurance requirements could subject the Company to administrative penalties imposed by a particular governmental or self-regulatory authority and unanticipated claims and costs associated with remedying such failure. Additionally, such failure could harm the Company's reputation, interrupt the Company's operations or adversely impact profitability

Variable Annuity Account B and its Sub-accounts

Organization and Operation

We established Variable Annuity Account B (the "Separate Account") under Connecticut Law in 1976 as a continuation of the separate account of Aetna Variable Annuity Life Insurance Company established in 1974 under Arkansas law. The Separate Account was established as a segregated asset account to Fund variable annuity contracts. The Separate Account is registered as a unit investment trust under the Investment Company Act of 1940. It also meets the definition of "separate account" under the federal securities laws.

The Separate Account is divided into "Sub-accounts." Each Sub-account invests directly in shares of a corresponding Fund.

Although we hold title to the assets of the Separate Account, such assets are not chargeable with the liabilities of any other business that we conduct. Income, gains or losses of the Separate Account are credited to or charged against the assets of the Separate Account without regard to other income, gains or losses of ING Life Insurance and Annuity Company. All obligations arising under the Contracts are obligations of ING Life Insurance and Annuity Company.

Other variable annuity contracts through Variable Annuity Account B having different Sub-accounts are not discussed in this prospectus. Under certain circumstances, we may make certain changes to the Sub-accounts. For more information, see page 17.

Sub-accounts

More information about the Sub-accounts available under the Contract is contained in the below table.
You bear the entire investment risk for amounts you allocate to an underlying Fund, and you may lose your principal. The investment results of the underlying Funds are likely to differ significantly. There is no assurance that any Fund will achieve its investment objectives. You should carefully consider the investment objectives, risks and charges and expenses of an underlying Fund before investing in it. More information is available in the prospectus for an underlying Fund. You may obtain a copy of the prospectus for an underlying Fund by contacting our customer service center. Contact information for the customer service center appears on page 1. **If you received a summary prospectus for an underlying Fund available through your Contract, you may obtain a full prospectus and other Fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the contact information shown on the front of the Fund's summary prospectus.**

Please work with your investment professional to determine if the Sub-accounts may be suited to your financial needs, investment time horizon and risk tolerance. You should periodically review these factors to determine if you need to change your investment strategy.

Sub-accounts Currently Available

ING Retirement Moderate Portfolio (Class I)
    Investment Adviser: Directed Services LLC
                                Asset Allocation Committee
    Investment Objective: The Portfolio seeks a high level of total return (consisting of capital appreciation and income).

ING Money Market Portfolio* (Class S)
    Investment Adviser: ING Investments LLC
    Investment Subadviser: ING Investment Management Co. LLC
    Investment Objective: The Portfolio seeks to provide high current return, consistent with preservation of capital and liquidity, through investment in high-quality money market instruments while maintaining a stable share price of $1.00.
 	
*Please note that the ING Money Market Portfolio is the Specially Designated Variable Sub-Account and may only be used for certain administrative purposes during the Right to Examine Period, and you may not transfer Accumulation Value to the Sub-account that invests in this Fund after the Right to Examine Period, see page 33. **There is no guarantee that the ING Money Market Portfolio will have a positive or level return.**

Fees Deducted by the Underlying Funds
The prospectuses for the underlying Funds show the investment advisory fees, 12b-1 fees and other expenses including service fees (if applicable) charged annually. Fees of an underlying Fund are one factor that impacts the value of a share. Please refer to the prospectuses for the underlying Funds for more information and to learn more about additional factors.

The Company may receive compensation from each of the underlying Funds or their affiliates based on an annual percentage of the average net assets held in that underlying Fund by the Company. The percentage paid may vary from one Fund company to another. For certain underlying Funds, some of this compensation may be paid out of 12b-1 fees or service fees that are deducted from underlying Fund assets. Any such fees deducted from underlying Fund assets are disclosed in the prospectuses for the underlying Fund. The Company may also receive additional compensation from certain underlying Funds for administrative, recordkeeping or other services provided by the Company to the underlying Funds or their affiliates. These additional payments may also be used by the Company to finance distribution. See page 13 for more information.

In the case of Fund companies affiliated with the Company, where an affiliated investment adviser employs subadvisers to manage the underlying Funds, no direct payments are made to the Company or the affiliated investment adviser by the subadvisers. Subadvisers may provide reimbursement for employees of the Company or its affiliates to attend business meetings or training conferences. Investment management fees are apportioned between the affiliated investment adviser and subadviser. This apportionment varies by subadviser, resulting in varying amounts of revenue retained by the affiliated investment adviser. See page 13 for more information.

Fees are deducted from the value of the underlying Fund shares on a daily basis, which in turn affects the value of each Sub-account that purchases Fund shares.

Changes to a Sub-account and/or Variable Annuity Account B
We may make additional Sub-accounts through Variable Annuity Account B available to you under the Contract. We may also eliminate, combine or substitute Sub-accounts, subject to the conditions set forth in your Contract, and subject to any required regulatory approvals, including SEC approval.

If you elected systematic Withdrawals, as described below, or if you have other outstanding instructions and a Sub-account is no longer available because it has been substituted or merged, we will execute your instructions using the substituted or merged Sub-account, unless you instruct otherwise. The substituted or merged Sub-account may have higher fees and charges than the Sub-account it replaces. If a Sub-account is no longer available for any other reason, we will allocate your Accumulation Value proportionally among the other Sub-account(s) available that, according to your outstanding instructions, comprise your current allocation. We may close the currently available sub-account or any other Sub-accounts to transfers of Premium or allocation of Additional Premium, however at least one Sub-account will always be available.

Subject to any required regulatory approvals, we reserve the right to transfer assets of Variable Annuity Account B or any Sub-account that we determine to be associated with the class of contracts to which the Contract belongs to another separate account or Sub-account. The Fund in which the transferred assets invest may have higher fees and charges than the Fund from which such assets were transferred.

We operate Variable Annuity Account B in accordance with the Investment Company Act of 1940. Subject to SEC approval, we reserve the right to make the following changes to this Separate Account:

- Deregister the Separate Account;
- Operate the Separate Account as a management company;
- Restrict or eliminate any voting rights; or
- Combine Variable Annuity Account B with another separate account.

We will provide you with written notice before we make any of these changes to the Sub-accounts and/or Variable Annuity Account B.

Fees and Expenses

We deduct the following fees and expenses to compensate us for our costs, the services we provide, and the risks we assume under the Contracts. We incur costs for distributing and administering the Contracts, including compensation and expenses paid in connection with sales of the Contracts, for paying the benefits payable under the Contracts and for bearing various risks associated with the Contracts. Fees and expenses expressed as a percentage are rounded to the nearest hundredth of one percent. We expect to profit from the charges and may use the profits to finance the distribution of Contracts.

Premium Tax
In certain states, the Premium you pay for the Contract is subject to a premium tax. A premium tax is generally any tax or fee imposed or levied by any state government or political subdivision thereof on your Premium received by us. Currently, the premium tax ranges from zero to 3.5%, depending on your state of residence. We reserve the right in the Contract to recoup the amount of any premium tax from the Accumulation Value if and when:

- The premium tax is incurred by us; or
- The Accumulation Value is applied to an Annuity Plan on the Annuity Commencement Date.

Unless you direct otherwise, a charge for any premium taxes will be deducted proportionally from the Accumulation Value. We reserve the right in the Contract to change the amount we charge for the premium tax if you change your state of residence. We do not expect to incur any other tax liability attributable to the Contract. We also reserve the right to charge for any other taxes as a result of any changes in applicable law.

Excess Transfer Charge
Currently, the contract offers only one investment option after the Right to Examine Period so an Excess Transfer charge cannot be incurred. However, additional investment options could be available in the future. The Contract has a maximum $50 charge for each transfer exceeding 12 during a Contract Year (which we refer to as an Excess Transfer). The current charge may be less than this maximum amount. If additional investment options become available and you make an Excess Transfer, you will be assessed an Excess Transfer Charge. If we elect to deduct this charge, it will be deducted from the Accumulation Value in the Sub-account from which the transfer is made.

Redemption Fees
If applicable, we may deduct the amount of any redemption fees imposed by the underlying Funds as a result of Withdrawals, transfers or other Fund transactions you initiate. For contracts issued in Connecticut, we will not deduct any redemption fees. Redemption fees, if any, are separate and distinct from any transaction charges or other charges deducted from your Accumulation Value. The prospectus for an underlying Fund will have a more complete description of its fees and expenses.

Mortality & Expense Risk Charge
The Contract has a mortality & expense risk charge, which is deducted on Business Days as a percentage of the Accumulation Value in each Sub-account. The maximum annual mortality & expense risk charge is 1.50%, although the current charge may be less than this maximum amount. This charge compensates us for Death Benefit and age risks and the risk that expense charges will not cover actual expenses. If there are any profits from this charge, we may use them to finance the distribution of the Contracts.

MGWB Charge
The maximum annual charge for the MGWB is 2.00 % (which we refer to as the MGWB Charge Rate), calculated using the MGWB Base and deducted proportionally, in arrears, from the Accumulation Value in the Sub-accounts on each quarterly Contract Anniversary. The current charge may be less than this maximum amount. The MGWB charge is equal to the MGWB Base on the previous Business

Day multiplied by the MGWB Charge Rate. This charge compensates us for the risk that the assumptions used in designing the MGWB prove accurate.

The charge for the MGWB will continue to be assessed until the Accumulation Value is reduced to zero, or until the MGWB is terminated. See page 22. The MGWB charge will be prorated in the event that:

- The Contract (and therefore the MGWB) is terminated by Surrender. See page 23.
- The Accumulation Value is applied to an Annuity Plan described in Table 1. See page 29.
- The MGWB is terminated upon an impermissible ownership change. See page 15.

Also, the MGWB will terminate upon the death of the Annuitant in the case of a single life MGWB or the lives of the Annuitant and the Annuitant's spouse in the case of a Joint and Survivor MGWB (subject to the surviving spouse's option to continue the Contract). See page 22. Upon Proof of Death (see page 27), any charges which are due but unpaid for any period the MGWB was active and in force prior to the date of death will be deducted, or any charges that have been deducted for any period of time after the date of death will be refunded.

Annual Administrative Charge
The Contract has a maximum annual administrative charge of $80 that may be assessed to cover a portion of our ongoing administrative expenses. The current charge may be less than this maximum amount. The charge is deducted from the Accumulation Value in each Sub-account (1) on each Contract Anniversary prior to the Annuity Commencement Date, (2) on each Contract Anniversary on or following the Annuity Commencement Date if you elect the Payments for Life with Surrender Right and Death Benefit Annuity Plan, (3) on the Annuity Commencement Date or (4) at Surrender. We currently do not impose this charge and we guarantee not to impose this charge if at the time of deduction the Accumulation Value is at least $100,000 or the Initial Premium received was at least $100,000.

Underlying Fund Expenses
As shown in the prospectuses for the underlying Funds as well as described in the "Fees Deducted by the Underlying Funds" section of this prospectus, each underlying Fund deducts management fees from the amounts allocated to it. In addition, each underlying Fund deducts other expenses which may include service fees that may be used to compensate service providers, including the Company and its affiliates, for administrative and Contract Owner services provided on behalf of the Fund. Furthermore, certain underlying Funds may deduct a distribution or 12b-1 fee, which is used to finance any activity that is primarily intended to result in the sale of Fund shares. **For a more complete description of these fees and expenses, review each prospectus for the underlying Fund.** You should evaluate the expenses associated with the underlying Funds available through the Contract before making a decision to invest.

The Company may receive substantial revenue from each of the Funds or from the Funds' affiliates, although the amount and types of revenue vary with respect to each of the Funds offered through the Contract. This revenue is one of several factors we consider when determining Contract fees and charges and whether to offer a Fund through our Contracts. **Fund revenue is important to the Company's profitability, and it is generally more profitable for us to offer affiliated Funds than to offer unaffiliated Funds.**

Assets allocated to affiliated Funds, meaning Funds managed by Directed Services LLC, ING Investments, LLC or another Company affiliate, generate the largest dollar amount of revenue for the Company. Affiliated Funds may also be subadvised by a Company affiliate or by an unaffiliated third party. Assets allocated to unaffiliated Funds, meaning Funds managed by an unaffiliated third party, generate lesser, but still substantial dollar amounts of revenue for the Company. The Company expects to make a profit from this revenue to the extent it exceeds the Company's expenses, including the payment of sales compensation to our distributors. Only affiliated Funds are available under the Contract.

Revenue Received from Affiliated Funds.

The revenue received by the Company from affiliated Funds may be deducted from Fund assets and may include:

- A share of the management fee;
- Service fees;
- For certain share classes, the Company or its affiliates may also receive compensation paid out of 12b-1 fees ; and
- Other revenues that may be based either on an annual percentage of average net assets held in the Fund by the Company or a percentage of the Fund's management fees.

The Company may also receive additional compensation in the form of intercompany payments from an affiliated Fund's investment advisor or the investment advisor's parent in order to allocate revenue and profits across the organization. The intercompany payments and other revenue received from affiliated Funds provide the Company with a financial incentive to offer affiliated Funds through the contract rather than unaffiliated Funds.

In addition to the types of revenue received from affiliated Funds described above, affiliated Funds and their investment advisers, subadvisers or affiliates may participate at their own expense in Company sales conferences or educational and training meetings. In relation to such participation, a Fund's investment adviser, subadviser or affiliate may help offset the cost of the meetings or sponsor events associated with the meetings. In exchange for these expense offset or sponsorship arrangements, the investment adviser, subadviser or affiliate may receive certain benefits and access opportunities to Company sales representatives and wholesalers rather than monetary benefits. These benefits and opportunities include, but are not limited to, co-branded marketing materials, targeted marketing sales opportunities, training opportunities at meetings, training modules for sales personnel and opportunity to host due diligence meetings for representatives and wholesalers.

The ING Retirement Moderate Portfolio is structured as a "fund of funds." Funds structured as fund of funds may have higher fees and expenses than Funds that invests directly in debt and equity securities because they also incur the fees and expenses of the underlying funds in which they invest. These Funds are affiliated Funds, and the underlying funds in which they invest may be affiliated as well. The Fund prospectuses disclose the aggregate annual operating expenses of each Fund and its corresponding underlying Fund or Funds.

Please note that certain management personnel and other employees of the Company or its affiliates may receive a portion of their total employment compensation based on the amount of net assets allocated to affiliated Funds. For more information, please see page 33.

The Annuity Contract

The Contract described in this prospectus is a single premium deferred individual variable annuity contract. The Contract provides a means for you to invest in one or more of the available Sub-accounts and has a guaranteed minimum withdrawal benefit. The Contract is non-participating, which means that it will not pay dividends resulting from any surplus or earnings of the Company. The Contract consists of any attached application, amendment or Endorsements that are issued in consideration of the Initial Premium paid. We urge you to read the Contract, which details your rights as the Owner.

Owner
The Owner is the individual (or entity) entitled to exercise the rights incident to ownership. The Owner may be either the Annuitant or a custodian holding the Contract for the benefit of the Annuitant. No other owners of the Contract are permitted.

Annuitant
The Annuitant is the individual upon whose life the Minimum Guaranteed Withdrawal Benefits, Death Benefit and Annuity Payments are based. The Annuitant must be a natural person, who is designated by you at the time the Contract is issued. If you do not designate the Annuitant, the Owner will be the Annuitant. The Annuitant must be the Owner, unless the Owner is a custodian that holds the Contract for the benefit of the Annuitant. The Annuitant cannot be changed while he or she is still living.

Beneficiary
The Beneficiary is the individual or entity designated by you to receive the Death Benefit. You may designate one or more primary Beneficiaries and contingent Beneficiaries. The Death Benefit will be paid to the primary Beneficiary. The Owner may designate a contingent Beneficiary, who will become the Beneficiary if all primary Beneficiaries die before the Annuitant. The Owner may also designate any Beneficiary to be an Irrevocable Beneficiary. An Irrevocable Beneficiary is a Beneficiary whose rights and interest under the Contract cannot be changed without the consent of such Irrevocable Beneficiary.

Payment of the Death Benefit to the Beneficiary:

- We pay the Death Benefit to the primary Beneficiary;
- If all primary Beneficiaries die before the Annuitant, we pay the Death Benefit to any contingent Beneficiary, who shall take the place of, and be deemed to be, the primary Beneficiary;
- If the Annuitant (or the Annuitant's spouse who has continued the Contract after the Annuitant's death) is the Owner and there is no surviving Beneficiary or no Beneficiary is designated, we pay the Death Benefit to the Owner's estate;

- If the Owner is not a natural person and all Beneficiaries die or no Beneficiary has been designated before the Annuitant's death (or the Annuitant's spouse's death who has continued the Contract after the Annuitant's death), the Owner will be deemed to be the primary Beneficiary;
- If a Joint and Survivor MGWB has been elected, the Annuitant's spouse will be deemed to be the sole primary Beneficiary notwithstanding any other Beneficiary designation made; and
- In the case of more than one Beneficiary, we will assume any Death Benefit is to be paid in equal shares to all primary Beneficiaries, unless you provide Notice to Us directing otherwise.

We will deem a Beneficiary to have predeceased the Annuitant if:

- The Beneficiary died at the same time as the Annuitant;
- The Beneficiary died within 24 hours after the Annuitant's death; or
- There is insufficient evidence to determine that the Beneficiary and Annuitant died other than at the same time.

The Beneficiary may decide how to receive the Death Benefit, subject to the distribution requirements under Section 72(s) of the Code. You may restrict a Beneficiary's right to elect an Annuity Plan or receive the Death Benefit in a single lump-sum payment.

Change of Owner or Beneficiary
You may change the ownership of the Contract before the Annuity Commencement Date. Only the following ownership changes are allowed:

- Continuation of the Contract by a Beneficiary who is the spouse (as defined under federal law) of the deceased Annuitant;
- From one custodian to another for the benefit of the Annuitant;
- From a custodian for the benefit of the Annuitant to the Annuitant;
- From the Annuitant to a custodian for the benefit of the Annuitant;
- Collateral assignments; and
- Pursuant to a court order.

You have the right to change the Beneficiary unless you have designated such person as an Irrevocable Beneficiary at any time prior to the Annuity Commencement Date. Unless you specify otherwise, a change of Beneficiary cancels any existing Beneficiary designations in the same class (primary or contingent).

Notice to Us is required for any changes pursuant to the Contract. Any such change will take effect as of the date Notice to Us is signed by the Owner, subject to any payment made or action taken by us before receiving such Notice to Us. A change of Owner likely has tax consequences. See page 36.

Contract Purchase Requirements
We will issue a Contract so long as the Annuitant is between the ages 48 and 80 at the time of application.

There is no minimum initial payment (which we refer to as the Initial Premium), however, the minimum MGWB Base must be at least $5,000. The Initial Premium will equal the Annuitant's individual account value under the retirement plan Group Contract which is being rolled into this Contact. The MGWB Base of the Contract will equal the Annuitant's MGWB Base in the retirement plan Group Contract which is being rolled into the Contract.

Anti-Money Laundering
In order to protect against the possible misuse of our products in money laundering or terrorist financing, we have adopted an anti-money laundering program satisfying the requirements of the USA PATRIOT Act and other current anti-money laundering laws. Among other things, this program requires us, our agents and customers to comply with certain procedures and standards that serve to assure that our customers' identities are properly verified and that premiums and loan repayments are not derived from improper sources.

Under our anti-money laundering program, we may require policy owners, insured persons and/or beneficiaries to provide sufficient evidence of identification, and we reserve the right to verify any information provided to us by accessing information databases maintained internally or by outside firms.

We may also refuse to accept certain forms of premium payments or loan repayments (traveler's cheques, cashier's checks, bank drafts, bank checks and treasurer's checks, for example) or restrict the amount of certain forms of premium payments or loan repayments (money orders totaling more than $5,000.00, for example). In addition, we may require information as to why a particular form of payment was used (third party checks, for example) and the source of the funds of such payment in order to determine whether or not we will accept it. Use of an unacceptable form of payment may result in us returning the payment and not issuing the Contract.

Applicable laws designed to prevent terrorist financing and money laundering might, in certain circumstances, require us to block certain transactions until authorization is received from the appropriate regulator. We may also be required to provide additional information about you and your policy to government regulators.

Our anti-money laundering program is subject to change without notice to take account of changes in applicable laws or regulations and our ongoing assessment of our exposure to illegal activity.

Availability of the Contract
The Contract is designed for participants in employer sponsored retirement plans who want to rollover their interest in an employer sponsored group variable annuity contract, which offers similar minimum guaranteed withdrawal benefits and other features, into an individual retirement annuity contract. The Contract is designed for long-term tax-deferred accumulation of assets, generally for retirement or other long-term purposes, and the provision of lifetime income in retirement through the MGWB. The tax-deferred feature is more attractive to people in high federal and state income tax brackets. You should **not** buy the Contract if:

- You are looking for a short-term investment;
- You cannot risk getting back an amount less than your initial investment; or
- Your assets are in a plan that already provides for tax-deferral and you can identify no other benefits in purchasing the Contract.

When considering an investment in the Contract, you should consult with your investment professional about your financial goals, investment time horizon and risk tolerance.

Replacing an existing insurance contract with the Contract may not be beneficial to you. Before purchasing the Contract, you should determine whether your existing contract will be subject to any fees or penalties upon termination of such contract. You should also compare the fees, charges, coverage provisions and limitations, if any, of your existing contract to the Contract.

IRAs and other qualified plans already have the tax-deferral feature found in the Contract. For an additional cost, the Contract provides other features and benefits, which other plans may not provide. You should not purchase a qualified Contract unless you want these other features and benefits, taking into account their cost. See page 36 for more information.

Crediting of Premium Payments
We will process your Initial Premium within 2 Business Days of receipt and allocate it, except as noted below, according to the instructions you specify, in an amount equal to the Accumulation Value as next determined, so long as the application and all information necessary for processing the Contract are complete.

In the event that an application is incomplete for any reason, we are permitted to retain your Initial Premium for up to 5 Business Days while attempting to complete it. We will contact you for further instructions when a Sub-account that you have selected is not available or, we believe, is requested in error. If the application cannot be completed during this time, we will inform you of the reasons for the delay. We will also return the Initial Premium promptly. Alternatively, you may direct us to hold the Initial Premium, which we will place in a non-interest bearing account until the application is completed. Once the application is completed, we will process your Initial Premium within 2 Business Days and allocate it according to your instructions.

Unless otherwise required by state law, we will allocate your Initial Premium to a money market Sub-account during the Right to Examine Period. We refer to this Sub-account in the Contract as the Specially Designated Variable Sub-account – currently, the ING Money Market Portfolio. After Right to Examine Period expires, we will transfer your Accumulation Value in the Specially Designated Variable Sub-account to the Sub-account(s) you previously selected. The Accumulation Value will be allocated based on the Accumulation Value next computed for each Sub-account.

When we allocate your Initial Premium to the Sub-account(s) as described above, we will convert them to accumulation units. We established the Separate Account to hold assets funding the variable benefits for this and other variable contracts. We will divide the amount of the payment allocated to a particular Sub-account by the value of an accumulation unit for the Sub-account to determine the number of accumulation units of the Sub-account to be held in the Separate Account with respect to your Contract. The net investment results of each Sub-account vary with its investment performance.

Administrative Procedures
We may accept a request for Contract service in writing, by telephone, or other approved electronic means, subject to our administrative procedures, which vary depending on the type of service requested and may include proper completion of certain forms, providing appropriate identifying information, and/or other administrative requirements. We will process your request at the Accumulation Value as it is next determined only after you have met all administrative requirements. Please be advised that the risk of a fraudulent transaction is increased with telephonic or electronic instructions (for example, a facsimile Withdrawal request form), even if appropriate identifying information is provided.

Other Contracts
We and our affiliates offer various other products with different features and terms than the Contracts, which may offer some or all of the same Sub-accounts. These products may have different benefits, fees and charges, and may or may not better match your needs. Please consult your agent/registered representative if you are interested in learning more information about these other products.

Minimum Guaranteed Withdrawal Benefit (MGWB)

Highlights

This paragraph introduces the terminology (i.e., the defined terms) of the Minimum Guaranteed Withdrawal Benefit, or MGWB, and provides a general overview of how its components work together. Benefits and guarantees are subject to the terms, conditions and limitations of the MGWB provisions under the Contract. The MGWB is an included feature of your Contract and is not an optional rider. You should however, consider the risk that, depending on the market performance of your Accumulation Value allocations and how long you live, the MGWB feature of your Contract may not provide a benefit to you. The MGWB is an obligation of the General Account of ING Life Insurance and Annuity Company. Payment of the benefit is dependent upon the claims paying ability of the Company. More detailed information follows below. The capitalized words that are underlined in this paragraph constitute terminology that is unique to the MGWB and also indicate the title of the subsections included below, in which these defined terms are discussed.

The MGWB guarantees an amount available for regular or systematic Withdrawals from the Contract each Contract Year once the Lifetime Withdrawal Phase begins (which is the date of your first Withdrawal on or after the Annuitant reaches age 62). We use the MGWB Base (which is adjusted as described below) as part of the calculation of the pre-determined amount the MGWB guarantees to be available for regular or systematic Withdrawals from the Contract each Contract Year (which we refer to as the Maximum Annual Withdrawal, or MAW). The guarantee continues when the MGWB enters Lifetime Automatic Periodic Benefit Status (which begins when your Accumulation Value is reduced to zero by a Withdrawal less than or equal to the MAW), at which time we will make periodic payments to you in an aggregate annual amount equal to the MAW until the Annuitant's death in the case of a single life MGWB, or the deaths of both the Annuitant and the Annuitant's spouse in the case of a Joint and Survivor MGWB. The MGWB Base is eligible for Ratchets (which are recalculations of the MGWB Base as described below), and is subject to adjustment for any Excess Withdrawals. The MGWB has an allowance for Withdrawals from a Contract subject to the Required Minimum Distribution rules of the Code that would otherwise be Excess Withdrawals. The MGWB allows for spousal continuation if a Joint and Survivor MGWB has been elected.

MGWB Base
The MGWB Base is the factor we use for the sole purpose of calculating the MAW and the charges for the MGWB. On the Contract Date, the MGWB Base is set equal to the Annuitant's MGWB Base under the retirement plan Group Contract rolled into the Contract. The MGWB Base may be increased by Ratchets and may decrease due to any Withdrawals. The MGWB has no cash value.

Withdrawals and Excess Withdrawals
Once the Lifetime Withdrawal Phase begins, on the date of your first Withdrawal after the Annuitant is age 62, Withdrawals within a Contract Year up to the MAW will have no impact on the MGWB Base. See page 12.

> →*Explanatory Example*:
> Assume a Contract in the Lifetime Withdrawal Phase of the MGWB has an Accumulation Value of $90,000, a MGWB Base of $100,000, and a Maximum Annual Withdrawal, or MAW, of $5,000. While a Withdrawal of $5,000 would reduce the Accumulation Value to $85,000, it would not reduce the MGWB Base because the Withdrawal did not exceed the MAW in that Contract Year. See below for more information about the MAW.

An Excess Withdrawal is:

- Any Withdrawal taken before the commencement of the Lifetime Withdrawal Phase; and
- Any Withdrawal in a Contract Year exceeding the then current Maximum Annual Withdrawal (MAW) on or after the Lifetime Withdrawal Phase has begun.

An Excess Withdrawal will decrease the MGWB Base and may cause the MGWB to terminate. The MGWB terminating by an Excess Withdrawal is more likely to occur during periods of negative market activity. On the date that any Excess Withdrawal occurs, we will apply an immediate pro rata reduction to the MGWB Base. The proportion of any such reduction will equal:

$$\frac{A}{\{B - (C - A)\}}$$

Where:

- A is the amount of the Excess Withdrawal;
- B is the Accumulation Value immediately prior to the Withdrawal; and
- C is the total amount of the current Withdrawal.

An Excess Withdrawal will result in a pro rata reduction of the MGWB Base, meaning the MGWB Base will be reduced in the same proportion as the Accumulation Value is reduced by the portion of the Withdrawal that is considered an Excess Withdrawal, (rather than the total amount of the Withdrawal).

→*Explanatory Example*:
Under a Contract before the Lifetime Withdrawal Phase of the MGWB begins, assume the Accumulation Value is $90,000, the MGWB Base is $100,000, and there is no MAW amount because the Annuitant is not yet age 62. As a result, the entire amount of a $3,000 Withdrawal is considered an Excess Withdrawal. The MGWB Base will be reduced by 3.33% ($3,000/$90,000) to $96,667 ((1 - 3.33%) * $100,000).

Accumulation Value	Withdrawal	Total Withdrawals	MGWB Base	Maximum Annual Withdrawal
$90,000	($3,000)	($3,000)	$100,000	n/a
$87,000			**$96,667**	n/a

An Excess Withdrawal that occurs after the Lifetime Withdrawal Phase begins will also cause the MAW to be recalculated. The adjustment to the MGWB Base and consequently the MAW is based on the amount by which the total Withdrawals in the Contract Year exceed the MAW.

→*Explanatory Example:*
Under a Contract after the Lifetime Withdrawal Phase of the MGWB begins, assume the Accumulation Value is $53,000, the MGWB Base is $100,000, and the MAW amount is $5,000. The first two Withdrawals of $3,000 and $1,500 ($4,500 total) do not exceed the MAW. With the next Withdrawal of $1,700, the sum of all Withdrawals in that Contract Year exceeds the MAW. Although the current Withdrawal is $1,700, the adjustment to the MGWB Base and the MAW is based on $1,200, which is the amount by which the total Withdrawals in the Contract Year exceed the MAW. The MGWB Base will be reduced by 2.47% ($1,200/$48,500) to $97,530 ((1 - 2.47%) * $100,000). The MAW is also reduced by 2.47% to $4,876 ((1 - 2.47%) * $5,000).

Accumulation Value	Withdrawal	Total Withdrawals	MGWB Base	Maximum Annual Withdrawal
$53,000	($3,000)	($3,000)	$100,000	$5,000
$50,000	($1,500)	($4,500)	$100,000	$5,000
$48,500	($1,700)	($6,200)	$100,000	$5,000
$46,800		**($6,200)**	**$97,530**	**$4,876**

IMPORTANT NOTE: An Excess Withdrawal will be deemed to be a full Surrender and the Cash Surrender Value will be paid if, at the time of the Withdrawal, the Contract Date is more than 24 months in the past (36 months for Contracts issued in New York) and the remaining Cash Surrender Value as of the close of that Business Day is less than $2,500 ($5,000 for Contracts issued in New York).

Ratchets

The MGWB Base is recalculated on each Contract Anniversary before the Lifetime Automatic Benefit Status begins and the day the Contract enters the Lifetime Withdrawal Phase (which we refer to as the Ratchet Dates) to equal the greater of the current value of:

- The MGWB Base; and
- The Accumulation Value

We call each such recalculation a Ratchet. If the Accumulation Value on the applicable Ratchet Date is equal to or less than the MGWB Base on such Ratchet Date, no Ratchet occurs.

If a Ratchet is scheduled to occur on a non-Business Day, the determination of whether a Ratchet will occur will take place on the next Business Day, calculated using the Accumulation Value as of the end of that Business Day, prior to the processing of any transactions.

Lifetime Withdrawal Phase

The Lifetime Withdrawal Phase is the period during which the MAW is available for Withdrawal. The Lifetime Withdrawal Phase begins on the date of your first Withdrawal on and after the Annuitant is age 62 (which we refer to as the Lifetime Withdrawal Eligibility Age). On the date of your first Withdrawal after the Annuitant is age 62, the MGWB Base is recalculated to equal the greater of the current value of:

- The MGWB Base; and
- The Accumulation Value on the previous Business Day.

The Lifetime Withdrawal Phase will continue until the earliest of:

- The date the Contract is Surrendered or otherwise terminated;
- The date of the Annuitant's death in the case of single life MGWB, or the later of the date of the Annuitant's death and the Annuitant's spouse's death in the case of a Joint and Survivor MGWB (see page 17 for details about spousal continuation);
- The Contract's Annuity Commencement Date unless you elect the Payments under the Table 2 Annuity Plan for a Roth IRA Contract (see page 29);
- The date the Accumulation Value is reduced to zero by an Excess Withdrawal; and
- The date the Contract enters the Lifetime Automatic Periodic Benefit Status.

Maximum Annual Withdrawal (MAW)

The MAW is the maximum amount available for regular or systematic Withdrawals from the Contract under the MGWB in any Contract Year without reducing the MGWB Base in future Contract Years. The amount of the MAW is first calculated on the date the Lifetime Withdrawal Phase begins. The MAW equals the MGWB Base multiplied by the MAW percentage. The MAW percentage is equal to Annuitant's MAW percentage under the retirement plan Group Contract rolled into the Contract.The MAW is subject to downward or upward adjustment when the Lifetime Withdrawal Phase is elected at an age that is earlier or later than age 65, the Assumed Lifetime Withdrawal Commencement Age. The adjustment factors for early and for deferred Lifetime Withdrawal Commencements are as follows:

Early Lifetime Withdrawal Commencement:	The MAW is reduced to: • 95% when starting at age 64 • 90% when starting at age 63 • 85% when starting at age 62
Deferred Lifetime Withdrawal Commencement:	The MAW is increased to: • 102% when starting at age 66 • 104% when starting at age 67 • 106% when starting at age 68 • 108% when starting at age 69 • 110% when starting at age 70 or older

The MAW amount will be paid in monthly installments unless some other frequency of payment is requested and agreed to by us, and the frequency of MAW installments within a Contract Year may be changed subject to our approval. If a MAW installment is less than $100, we reserve the right to adjust the frequency so that the installment will be at least $100.

If the Annuitant was receiving MAW payments under the retirement plan Group Contract at the time that the Annuitant rolled their interest in that contract into the Contract, then the first Contract Year MAW payments under the Contract will be adjusted to take into account the MAW payments received during the withdrawal year prior to the rollover. The amount of the first Contract Year MAW payments under the Contract in this circumstance will equal the sum of MAW payments remaining for the withdrawal year under the retirement plan Group Contract at the time of the rollover, plus the pro-rata portion of the full MAW amount for the first Contract Year under the Contract. The pro-rata portion will be based on the period of time from the Annuitant's birthday in the first Contract Year to the first Contract Anniversary.

In the case of a Joint and Survivor MGWB, the MAW is subject to further downward adjustment by the Joint and Survivor Equivalency Factors shown in Appendix 1 to this Prospectus. The ages of the Annuitant and the Annuitant's spouse at the time the Contract enters the Lifetime Withdrawal Phase will be used when making this adjustment. If the Annuitant or the Annuitant's spouse is not alive when the Contract enters the Lifetime Withdrawal Phase, we will use the age that the Annuitant or Annuitant's spouse, as applicable, would have been had he or she still been living when making this adjustment. If the Annuitant dies before he or she attains the Lifetime Withdrawal Eligibility Age, the Contact will not enter the Lifetime Withdrawal Phase and the Annuitant's spouse will not be eligible to receive MAW payments until such time as the Annuitant would have reached the Lifetime Withdrawal Eligibility Age had he or she remained alive.

The MAW is recalculated whenever the MGWB Base is recalculated, and the amount of the MAW will increase if the MGWB Base is increased through Ratchets. The amount of the MAW will not be reduced by any negative market performance attributable to the Sub-account(s) in which your Accumulation Value is allocated.

ONLY FOR TAX-QUALIFIED (IRA) CONTRACTS
ALLOWANCE FOR REQUIRED MINIMUM DISTRIBUTIONS

Required Minimum Distributions
Except as noted below for a Joint and Survivor MGWB, for purposes of the MGWB we do not deem Withdrawals that exceed the Maximum Annual Withdrawal to be Excess Withdrawals, if such Withdrawals relate to a Contract subject to the Required Minimum Distribution rules of the Code. You will be entitled to receive the amount by which the Required Minimum Distribution applicable to the Contract for a calendar year exceeds the Maximum Annual Withdrawal without causing a pro rata adjustment to the MGWB Base and Maximum Annual Withdrawal. We refer to this amount as the Additional Withdrawal Amount.

> →*Explanatory Example:*
> If your Required Minimum Distribution for the current calendar year applicable to the Contract is $6,000, and the Maximum Annual Withdrawal is $5,000, then you will be entitled to receive an Additional Withdrawal Amount of $1,000 ($6,000 - $5,000).

The Additional Withdrawal Amount is available on a calendar year basis and recalculated every January to equal the portion of the Required Minimum Distribution for that calendar year that exceeds the MAW on the determination date.

If you are entitled to an Additional Withdrawal Amount, once you have taken the Maximum Annual Withdrawal for the then current Contract Year, the amount of any additional Withdrawals will reduce the Additional Withdrawal Amount for the current calendar year and, and if such additional Withdrawals do not exceed the Additional Withdrawal Amount, they will not constitute Excess Withdrawals.

> →*Explanatory Example:*
> Assuming the Required Minimum Distribution for the current calendar year applicable to the Contract is $6,000, and the Maximum Annual Withdrawal is $5,000, the Additional Withdrawal Amount equals $1,000 ($6,000 - $5,000). The first two Withdrawals of $3,000 and $1,500 ($4,500 total) do not exceed the Maximum Annual Withdrawal. Although the next Withdrawal of $1,500 exceeds the Maximum Annual Withdrawal by $1,000, this amount is equal to the Additional Withdrawal Amount. Because the Additional Withdrawal Amount is not deemed to be an Excess Withdrawal, there would be no pro rata adjustment to the MGWB Base and Maximum Annual Withdrawal.

Any unused amount of the Additional Withdrawal Amount from one calendar year may be carried over to the next calendar year and is available through the end of that latter year, at which time any amount remaining will expire. Once you have taken the MAW for the current Contract Year, the dollar amount of any additional Withdrawals will first count against and reduce any unused Additional Withdrawal Amount from the previous calendar year, followed by any Additional Withdrawal Amount for the current calendar year.

> →*Explanatory Example:*
> Assume the most recent Contract Anniversary was July 1, 2012 and the Maximum Annual Withdrawal is $5,000. Also assume the Required Minimum Distributions for 2013 and 2014 applicable to the Contract are $6,000 and $5,000, respectively. Between July 1, 2012 and December 2012, a Withdrawal is taken that exhausts the Maximum Annual Withdrawal. On January 1, 2013, the Additional Withdrawal Amount for the current calendar year equals $1,000 ($6,000 - $5,000). (Note: Although the MAAW has been exhausted, it is still used to calculate the Additional Withdrawal Amount.) No additional Withdrawals occur in 2013. On January 1, 2014, the Additional Withdrawal Amount for the current calendar year equals zero ($5,000 - $5,000). However, the Additional Withdrawal Amount calculated for 2013 would still available for Withdrawal until December 31, 2014.

Withdrawals that exceed the amount of the Maximum Annual Withdrawal and all available Additional Withdrawal Amounts will be deemed to be Excess Withdrawals that will cause a pro rata reduction of the MGWB Base, and therefore, a recalculation of the amount of the Maximum Annual Withdrawal.

> →*Explanatory Example:*
> Under a Contract with an Accumulation Value of $53,000, assume the MGWB Base is $100,000, the Maximum Annual Withdrawal is $5,000 and the Required Minimum Distribution for the current calendar year applicable to the Contract is $6,000. The Additional Withdrawal amount equals $1,000 ($6,000 - $5,000). The first two Withdrawals of $3,000 and $1,500 ($4,500 total) do not exceed the Maximum Annual Withdrawal. The next Withdrawal of $3,500 exceeds the sum of the Maximum Annual Withdrawal and the Additional Withdrawal Amount. Although the current Withdrawal is $3,500, the adjustment to the MGWB Base and the Maximum Annual Withdrawal is based on $2,000, which is the amount by which the total Withdrawals in the Contract Year exceed the sum of the Maximum Annual Withdrawal and the Additional Withdrawal Amount. The MGWB Base will be reduced by 4.26% ($2,000/47,000) to $95,745 ((1 - 4.26%) * $100,000). The Maximum Annual Withdrawal is also reduced by 4.26% to $4,787 (1 - 4.26%) * $5,000).

Accumulation Value	Withdrawal	Total Withdrawals	MGWB Base	Maximum Annual Withdrawal
$53,000	($3,000)	($3,000)	$100,000	$5,000
$50,000	($1,500)	($4,500)	$100,000	$5,000
$48,500	($3,500)	($8,000)	$100,000	$5,000
$45,000		**($8,000)**	**$95,745**	**$4,787**

The Additional Withdrawal Amount is not subject to any adjustment in the event that the Maximum Annual Withdrawal is recalculated during a Contract Year. There is also no adjustment to the Additional Withdrawal Amount upon spousal continuation of the MGWB.

Joint and Survivor MGWB - In the case of a Joint and Survivor MGWB under the Contract, where the Annuitant has pre-deceased his/her spouse before reaching the Lifetime Withdrawal Eligibility Age shown and the surviving spouse is the sole Designated Beneficiary, withdrawals taken from the Contract for the Annuitant's surviving spouse to satisfy the Required Minimum Distribution rules that exceed the MAW for a specific Contract Year will be deemed Excess Withdrawals in that Contract Year. Consequently, no AWA is available or will be calculated in this situation. Once the Annuitant would have reached the Lifetime Withdrawal Eligibility Age (if he or she were still living), withdrawals taken from the Contract for the surviving spouse to satisfy the Required Minimum Distribution rules that exceed the MAW available under the Contract for a specific Contract Year will not be deemed Excess Withdrawals in that Contract Year, subject to the provisions described above.

Lifetime Automatic Periodic Benefit Status
Lifetime Automatic Periodic Benefit Status only begins when your Accumulation Value is reduced to zero by a Withdrawal less than or equal to the Maximum Annual Withdrawal and not by an Excess Withdrawal (or Surrender of the Contract). An Excess Withdrawal that causes your Accumulation Value to be reduced to zero will terminate the MGWB. Moreover, any Excess Withdrawal will be deemed to be a full Surrender and the Cash Surrender Value will be paid if, at the time of the Withdrawal, no Premiums have been received for the

prior 24 months (36 months for Contracts issued in New York) and the remaining Cash Surrender Value as of the close of that Business Day is less than $2,500 ($5,000 for Contracts issued in New York). See page 18.

During Lifetime Automatic Periodic Benefit Status, you will no longer be entitled to make Withdrawals; instead, we will make periodic payments to you, which over the course of a Contract Year, will, in the aggregate, equal the MAW. We refer to these payments as MGWB Periodic Payments. MGWB Periodic Payments will begin on the first Contract Anniversary after the date the MGWB enters Lifetime Periodic Benefit Status and will continue to be paid annually for each Contract Year thereafter until the Annuitant dies in the case of a single life MGWB or until the later of the Annuitant's or the Annuitant's spouse's death in the case of a Joint and Survivor MGWB and the Contract terminates. If, when Lifetime Automatic Periodic Benefit Status begins, your Withdrawals are less than the Maximum Annual Withdrawal for that Contract Year, we will promptly pay you the difference. MGWB Periodic Payments will be paid in annual installments unless some other frequency of payment is requested and agreed to by us, and the frequency of MGWB Periodic Payment installments within a Contract Year may be changed subject to our approval. If a MGWB Periodic Payment installment is less than $100, we reserve the right to adjust the frequency so that the installment will be at least $100.

During Lifetime Automatic Periodic Benefit Status:

- The dollar amount of the MGWB Periodic Payments will be the same for the remaining life of the Annuitant in the case of a single life MGWB or the remaining lives of the Annuitant and the Annuitant's spouse's in the case of a Joint and Survivor MGWB;
- No Additional Premiums are permitted; and
- The Contract will provide no further benefits other than as provided in connection with the Minimum Guaranteed Withdrawal Benefit.

The Owner or, if applicable, the Owner's estate is obligated to return any MGWB Periodic Payments made after the Annuitant's and the Annuitant's spouse's, as applicable, death but before we receive Notice to Us of the death.

If you have previously elected to receive systematic Withdrawals pursuant to the terms of the Contract, which would entitle you to receive either a fixed dollar amount or an amount based upon a percentage of the Accumulation Value that is withdrawn from your Contract and paid to you on a monthly, quarterly or annual basis, the MGWB Periodic Payments once Lifetime Automatic Periodic Benefit Status begins will be made at the same frequency and on the same dates as previously set up, provided the payments were being made monthly or quarterly. If the payments were being made annually, then the MGWB Periodic Payments will be made on the next business day following each Contract Anniversary. The sum of the MGWB Periodic Payments in each Contract Year will equal the amount of the Maximum Annual Withdrawal.

In the event that the Accumulation Value is reduced to zero before the Lifetime Withdrawal Phase begins, MGWB Periodic Payments will be deferred until the Contract Anniversary on or after the Annuitant reaches age 62.

Death of the Annuitant and Spousal Continuation of the MGWB

The Contract permits a sole primary Beneficiary who is the spouse of the deceased Annuitant to elect to continue the Contract. The surviving spouse as Beneficiary (or deemed Beneficiary) has the option, but is not required to continue the Contract. Except as described below, the spouse's right to continue the Contract is limited by our use of the definition of "spouse" under U.S. federal law, which refers only to a person of the opposite sex who is a husband or a wife.

When the Annuitant dies, the treatment of the MGWB upon spousal continuation depends on whether a single life MGWB or a Joint and Survivor MGWB was elected when the Annuitant's interest in their retirement plan Group Contract was rolled into the Contract. The MGWB terminates upon the death of the Annuitant, unless a Joint and Survivor MGWB has been elected and the Contract is continued by the Annuitant's spouse as the sole primary Beneficiary. **See Death Benefit - Spousal Beneficiary Contract Continuation on page 28 for more information.**

Other Events that Terminate the MGWB
In addition to the MGWB terminating upon the Annuitant's death (subject to the surviving spouse's option to continue the Contract) as described above, the MGWB terminates in the event that:

- The Contract (and therefore the MGWB) is terminated by Surrender (See page 23); and
- The Accumulation Value is applied to an Annuity Plan described in Table 1 (See page 29).

If the MGWB is terminated, the charge for the MGWB will be prorated. Prorated charges will be deducted at the time the MGWB is terminated. See page 12.

Surrender and Withdrawals

At any time prior to the Annuity Commencement Date, you may Surrender the Contract for its Cash Surrender Value or withdraw a portion of the Accumulation Value. After the Annuity Commencement Date you may Surrender the Contract under the Table 2 Annuity Plan or for a traditional IRA Contract take a Withdrawal under the Table 2 Annuity Plan (see page 29).A Surrender or Withdrawal before the Owner or Annuitant, as applicable, reaches age 59 ½ may be subject to a U.S. federal income tax penalty equal to 10% of such amount treated as income, for which you would be responsible. See page 36 for a general discussion of the U.S. federal income tax treatment of the Contract, which discussion is **not** intended to be tax advice. **You should consult a tax adviser** for advice about the effect of U.S. federal income tax laws, state laws or any other tax laws affecting the Contract, or any transaction involving the Contract.

Cash Surrender Value
You may take the full cash value from the Contract (which we refer to as the Cash Surrender Value). We do not guarantee a minimum Cash Surrender Value. The Cash Surrender Value will fluctuate daily based on the investment results of the Sub-account(s) to which your Accumulation Value is allocated. At any time prior to the Annuity Commencement Date, the Cash Surrender Value equals the Accumulation Value minus any non-daily charges that have been incurred but not deducted (for example, the pro rata portion of any MGWB Charges). The Cash Surrender Value may be more or less than the Premium payments you have made.

To Surrender the Contract, you must provide Notice to Us of such Surrender. If we receive your Notice to Us before the close of business on any Business Day, we will determine the Cash Surrender Value as of the close of business on such Business Day; otherwise, we will determine the Cash Surrender Value as of the close of the next Business Day. We may require that the Contract be returned to us before we pay you the Cash Surrender Value. If you have lost the Contract, we may require that you complete and return to our Customer Service Center a lost contract form.

We will generally pay the Cash Surrender Value within 7 days of receipt of Notice to Us of such Surrender. You may receive the Cash Surrender Value in a single lump sum payment or apply it to an Annuity Plan. See page 29. Upon payment of the Cash Surrender Value, the Contract will terminate and cease to have any further value.

Withdrawals
You may take a portion of the Accumulation Value from the Contract (which we refer to as a Withdrawal). To take a Withdrawal, you must provide Notice to Us that specifies the Sub-account(s) from which to take the Withdrawal. Otherwise, we will take the Withdrawal on a pro rata basis from all of the Sub-accounts in which you are invested. If we receive your Notice to Us before the close of business on any Business Day, we will determine the amount of the Accumulation Value of each Sub-account at the close of business on such Business Day; otherwise, we will determine the amount of the Accumulation Value as of the close of the next Business Day. The Accumulation Value may be more or less than the Premium payments you have made.

We currently offer the following Withdrawal options:

- Regular Withdrawals; and
- Systematic Withdrawals.

Regular Withdrawals
After your right to return the Contract has expired (see page 33), you may take one or more regular Withdrawals. Each such regular Withdrawal must be a minimum of the lesser of:

- $1,000; and
- The amount of the Maximum Annual Withdrawal (and any applicable Additional Withdrawal Amount), less any Withdrawals already taken during the current Contract Year.

You are permitted to make regular Withdrawals regardless of whether you have previously elected, or continue to elect, to make systematic Withdrawals. A Withdrawal will constitute an Excess Withdrawal (see page 18) and be deemed to be a full Surrender and the Cash Surrender Value will be paid if:

- No Premiums have been received in the prior 24 months (36 months in the State of New York); and

- The remaining Cash Surrender Value as of the close of the Business Day on which such Surrender is made is less than $2,500 ($5,000 in the State of New York).

Systematic Withdrawals

You may choose to receive automatic systematic Withdrawal payments from the Accumulation Value in the variable sub-accounts in which you are invested, provided you are not making IRA withdrawals (see "Withdrawals from Individual Retirement Annuities" below). You may take systematic Withdrawals monthly, quarterly or annually. There is no additional charge for electing the systematic Withdrawal option. Only one systematic Withdrawal option may be elected at a time. You may begin a systematic Withdrawal in a Contract Year in which a regular Withdrawal has been made.

If you are eligible for systematic Withdrawals, you must provide Notice to Us of the date on which you would like such systematic Withdrawals to start. This date must be at least 30 days after the Contract Date and no later than the 28th day of the calendar month. For a day that is after the 28th day of the calendar month, the payment will be made on the first Business Day of the next succeeding calendar month. Subject to these restrictions on timing, if you have not indicated a start date, your systematic Withdrawals will begin on the first Business Day following the Contract Date (or the monthly or quarterly anniversary thereof), and the systematic Withdrawals will be made at the frequency you have selected, which may be either monthly, quarterly or annually. If the day on which a systematic Withdrawal is scheduled is not a Business Day, the payment will be made on the next succeeding Business Day.

You may express the amount of your systematic Withdrawal as either:

- A fixed dollar amount; or
- An amount that is a percentage of the Accumulation Value.

The amount of each systematic Withdrawal must be a minimum of $100. If your systematic Withdrawal is a fixed dollar amount of less than $100 on any systematic Withdrawal date, we will automatically and immediately terminate your systematic Withdrawal election.

Systematic Withdrawals of an amount based either on a fixed dollar amount or on a percentage of the Accumulation Value are subject to the applicable maximum percentage of Accumulation Value as shown below, which is used to calculate the amount of Withdrawal on the date of each systematic Withdrawal:

Frequency of Systematic Withdrawals	Maximum Percentage of Accumulation Value
Monthly	2.50%
Quarterly	7.50%
Annually	30.00%

If your systematic Withdrawal of an amount that is a percentage of the Accumulation Value would be less than $100, we will contact you and seek alternative instructions. Unless you direct otherwise, we will automatically terminate your systematic Withdrawal election.

You may change the fixed dollar amount, or percentage of Accumulation Value, of your systematic Withdrawal once each Contract Year, except in a Contract Year during which you have previously made a regular Withdrawal. You may cancel the systematic Withdrawal option at any time by providing Notice to Us at least 7 days before the date of the next scheduled systematic Withdrawal.

Withdrawals from Individual Retirement Annuities

If you have a traditional IRA Contract (other than a Roth IRA Contract) and will be at least age 70½ during any calendar year, you may, pursuant to your IRA Contract, elect for such calendar year and successive calendar years to have distributions made to you to satisfy requirements imposed by U.S. federal income tax law. Such IRA Withdrawals provide payout of amounts required to be distributed by the Internal Revenue Service rules governing mandatory distributions under qualified plans.

If you elect to make IRA Withdrawals, we will send you a reminder notice before such IRA Withdrawals commence, and you may elect to make IRA Withdrawals at that time, or at a later date. Any IRA Withdrawals will be made at the frequency you have selected (which may be monthly, quarterly or annually) and will commence on the start date you have selected, which must be no earlier than 30 days after the Contract Date and no later than the 28th day of the calendar month. For a day that is after the 28th day of any calendar month, the payment will be made on the first Business Day of the next succeeding month. Subject to these restrictions on timing, if you have not indicated a start date, your IRA Withdrawals will begin on the first Business Day following your Contract Date at the frequency you have selected.

At your discretion, you may request that we calculate the amount you are required to withdraw from your Contract each year based on the information you give us and the various options under the IRA Contract that you have chosen. This amount will be a minimum of $100 per IRA Withdrawal. For information regarding the calculation and options that you have, please see the SAI, which you may request from us without charge by sending us the request form on page 44 of this prospectus. Alternatively, we will accept written instructions from you setting forth your calculation of the required amount to be withdrawn from your IRA Contract each year, also subject to the $100 minimum per IRA Withdrawal. If at any time the IRA Withdrawal amount is greater than the Accumulation Value, we will immediately terminate the IRA Contract and promptly send you an amount equal to the Cash Surrender Value.

You may not elect to make IRA Withdrawals if you have already elected to make systematic Withdrawals. Additionally, since only one systematic Withdrawal option may be elected at a time, if you have elected to make such systematic Withdrawals, distributions thereunder must be sufficient to satisfy the mandatory distribution rules imposed by U.S. federal income tax law; otherwise, we may alter such distributions to comply with U.S. federal income tax law. You are permitted to change the frequency of your IRA Withdrawals once per Contract Year, and you may cancel IRA Withdrawals altogether at any time by providing Notice to Us at least 7 days before the next scheduled IRA Withdrawal date to ensure such scheduled IRA Withdrawals and successive IRA Withdrawals are not affected.

Sub-account Transfers (Excessive Trading Policy)

Between the time that your Right to Examine the Contract has expired and the date on which Annuity Payments begin, if more than one Sub-account is available, you may transfer your Accumulation Value among the Sub-accounts in which you are invested. See page 11. We currently do not charge you for transfers made during a Contract Year, but reserve the right to charge for each transfer after the twelfth transfer in a Contract Year. **We also reserve the right to limit the number of transfers you may make and may otherwise modify or terminate transfer privileges if required by our business judgment or in accordance with applicable law.**

The minimum amount that you may transfer is $100 (unless your entire Accumulation Value held in a Sub-account is less than $100, in which case you may transfer the entire Accumulation Value in such Sub-account regardless of the amount). You must provide Notice to Us to make a transfer. We will determine transfer values at the end of the Business Day on which you provide Notice to Us. Transferred amounts will be reduced by Excess Transfer Charges and redemption fees, if any, imposed by the Fund in which a Sub-account invests. The transfer will be made on the same day we receive the transfer request, unless such day is not a Business Day, or we receive the transfer request after the earlier of 4 p.m. Eastern Time and the close of regular trading on the New York Stock Exchange, in which case we will make the transfer on the next succeeding Business Day.

Variable Annuity Account B and the Company will not be liable for following instructions communicated by telephone or other approved electronic means that we reasonably believed to be genuine. We may require personal identifying information to process a request for transfer made by telephone, on the Internet or by other approved electronic means. Please be advised that the risk of a fraudulent transaction is increased with telephonic or electronic instructions, even if appropriate identifying information is provided.

Limits on Frequent or Disruptive Transfers
The Contract is not designed to serve as a vehicle for frequent transfers. Frequent transfer activity can disrupt management of a Fund and raise its expenses through:

- Increased trading and transaction costs;
- Forced and unplanned Fund turnover;
- Lost opportunity costs; and
- Large asset swings that decrease the Fund's ability to provide maximum investment return to all Contract Owners.

Consequently, we have adopted an Excessive Trading Policy (as described below) to prevent frequent or disruptive transfers that could otherwise adversely affect Fund performance and investment returns. **Accordingly, individuals and entities that use market-timing investment strategies or make frequent transfers should not purchase the Contract.**

Excessive Trading Policy
We and the other members of the ING family of companies that provide multi-Fund variable insurance and retirement products, have adopted a common Excessive Trading Policy to respond to the demands of the various Fund families that make their Funds available through our products to restrict excessive Fund trading activity and to ensure compliance with Rule 22c-2 of the 1940 Act.

We actively monitor Fund transfer and reallocation activity within our variable insurance products to identify violations of our Excessive Trading Policy. Our Excessive Trading Policy is violated if Fund transfer and reallocation activity:

- Meets or exceeds our current definition of Excessive Trading, as defined below; or
- Is determined, in our sole discretion, to be disruptive or not in the best interests of other owners of our variable insurance and retirement products.

We currently define Excessive Trading as:

- More than one purchase and sale of the same Fund (including money market Funds) within a 60 calendar day period (hereinafter, a purchase and sale of the same Fund is referred to as a "round-trip"). This means two or more round-trips involving the same Fund within a 60 calendar day period would meet our definition of Excessive Trading; or
- Six round-trips involving the same Fund within a twelve month period.

The following transactions are excluded when determining whether one is engaging in Excessive Trading:

- Purchases or sales of shares related to non-Fund transfers (for example, new purchase payments, and Withdrawals);
- Transfers associated with scheduled dollar cost averaging, scheduled rebalancing or scheduled asset allocation programs;
- Purchases and sales of Fund shares in the amount of $5,000 or less;
- Purchases and sales of Funds that affirmatively permit short-term trading in their Fund shares, and movement between such Funds and a money market Fund; and
- Transactions initiated by us, another member of the ING family of insurance companies or a Fund.

If we determine that an individual or entity has made a purchase of a Fund within 60 days of a prior round-trip involving the same Fund, we will send them a letter (once per year) warning that another sale of that same Fund within 60 days of the beginning of the prior round-trip will be deemed to be Excessive Trading and result in a six month suspension of their ability to initiate Fund transfers or reallocations through the Internet, facsimile, Voice Response Unit (VRU), telephone calls to the ING Customer Service Center, or other electronic trading medium that we may make available from time to time ("Electronic Trading Privileges"). Likewise, if we determine that an individual or entity has made five round-trips involving the same Fund within a rolling twelve month period, we will send them a letter warning that another purchase and sale of that same Fund within twelve months of the initial purchase in the first round-trip in the prior twelve month period will be deemed to be Excessive Trading and result in a suspension of their Electronic Trading Privileges. According to the needs of the various business units, a copy of the warning letters may also be sent, as applicable, to the person(s) or entity authorized to initiate Fund transfers or reallocations, the agent/registered representative or investment adviser for that individual or entity. A copy of the warning letters and details of the individual's or entity's trading activity may also be sent to the Fund whose shares were involved in the trading activity.

If we determine that an individual or entity has violated our Excessive Trading Policy, we will send them a letter stating that their Electronic Trading Privileges have been suspended for a period of six months. Consequently, all Fund transfers or reallocations, not just those which involve the Fund whose shares were involved in the activity that violated our Excessive Trading Policy, will then have to be initiated by providing written instructions to us via regular U.S. mail. Suspension of Electronic Trading Privileges may also extend to products other than the product through which the Excessive Trading activity occurred. During the six month suspension period, electronic "inquiry only" privileges will be permitted where and when possible. A copy of the letter restricting future transfer and reallocation activity to regular U.S. mail and details of the individual's or entity's trading activity may also be sent, as applicable, to the person(s) or entity authorized to initiate Fund transfers or reallocations, the agent/registered representative or investment adviser for that individual or entity and the Fund whose shares were involved in the activity that violated our Excessive Trading Policy.

Following the six month suspension period during which no additional violations of our Excessive Trading Policy are identified, Electronic Trading Privileges may again be restored. We will continue to monitor the Fund transfer and reallocation activity, and any future violations of our Excessive Trading Policy will result in an indefinite suspension of Electronic Trading Privileges. A violation of our Excessive Trading Policy during the six month suspension period will also result in an indefinite suspension of Electronic Trading Privileges.

We reserve the right to suspend Electronic Trading Privileges with respect to any individual or entity, with or without prior notice, if we determine, in our sole discretion, that the individual's or entity's trading activity is disruptive or not in the best interests of other owners of our variable insurance products, regardless of whether the individual's or entity's trading activity falls within the definition of Excessive Trading set forth above.

Our failure to send or an individual's or entity's failure to receive any warning letter or other notice contemplated under our Excessive Trading Policy will not prevent us from suspending that individual's or entity's Electronic Trading Privileges or taking any other action provided for in our Excessive Trading Policy.

We do not allow exceptions to our Excessive Trading Policy. We reserve the right to modify our Excessive Trading Policy, or the policy as it relates to a particular Fund, at any time without prior notice, depending on, among other factors, the needs of the underlying Fund(s), the best interests of Contract Owners and Fund investors and/or state or federal regulatory requirements.

If we modify our policy, it will be applied uniformly to all Contract Owners or, as applicable, to all Contract Owners investing in the underlying Fund.

Our Excessive Trading Policy may not be completely successful in preventing market timing or excessive trading activity. If it is not completely successful, Fund performance and management may be adversely affected, as noted above.

Limits Imposed by the Underlying Funds
Each underlying Fund available through the variable insurance and retirement products offered by us and/or the other members of the ING family of insurance companies, either by prospectus or stated contract, has adopted or may adopt its own excessive/frequent trading policy, and orders for the purchase of Fund shares are subject to acceptance or rejection by the underlying Fund. We reserve the right, without prior notice, to implement Fund purchase restrictions and/or limitations on an individual or entity that the Fund has identified as violating its excessive/frequent trading policy and to reject any allocation or transfer request to a sub-account if the corresponding Fund will not accept the allocation or transfer for any reason. All such restrictions and/or limitations (which may include, but are not limited to, suspension of Electronic Trading Privileges and/or blocking of future purchases of shares of a Fund or shares of all Funds within a Fund family) will be done in accordance with the directions we receive from the Fund.

Agreements to Share Information with Fund Companies
As required by Rule 22c-2 under the 1940 Act, we have entered into information sharing agreements with each of the Fund companies whose Funds are offered through the Contract. Trading information related to a Contract Owner is shared under these agreements, as necessary, so that Fund companies are able to monitor Fund share trading and our implementation of our Excessive Trading Policy. Under these agreements, the Company is required to share information regarding Contract Owner transactions, including, but not limited to, information regarding Fund transfers initiated by you. In addition to information about Contract Owner transactions, this information may include personal Contract Owner information, including your name and social security number or other tax identification number.

As a result of this information sharing, a Fund company may direct us to restrict a Contract Owner's transactions if the Fund determines that the Contract Owner has violated the Fund's excessive/frequent trading policy. This could include directing us to reject any allocations of Premium, or reallocations of Accumulation Value, to the Fund or all Funds within the Fund family.

Death Benefit

The Contract provides for a Death Benefit equal to the Accumulation Value. The Death Benefit is calculated as of the date we receive Proof of Death of the Annuitant. Subject to state law, the Death Benefit is payable upon our receipt of Proof of Death and all required claim forms, provided that the Accumulation Value of the Contract has not been applied to an Annuity Plan (see page 29).

IMPORTANT NOTE: The Death Benefit is still payable after the Annuity Commencement Date under the Table 2 Annuity Plan (see page 30).

Proof of Death is the documentation we deem necessary to establish death, including, but not limited to:

- A certified copy of a death certificate;
- A certified copy of a statement of death from the attending physician
- A finding of a court of competent jurisdiction as to the cause of death; or
- Any other proof we deem in our sole discretion to be satisfactory to us.

We will calculate the Death Benefit on the Business Day we receive Proof of Death. Once we have received satisfactory Proof of Death and all required documentation necessary to process a claim, we will generally pay the Death Benefit within 7 days of such date. See page 32. <u>Only one Death Benefit is payable under the Contract.</u> The Death Benefit will be paid to the named Beneficiary. The Owner may restrict how the Beneficiary is to receive the Death Benefit (e.g., by requiring a lump-sum payment, installment payments or that any amount be applied to an Annuity Plan). See page 29.

Spousal Beneficiary Contract Continuation
In the case of a single life MGWB, if the Annuitant's death occurs before the Annuity Commencement Date, the Contract is not in Lifetime Automatic Periodic Benefit Status and the sole primary Beneficiary is the deceased Annuitant's "spouse" (as defined by federal law), upon Notice to Us from the surviving spouse, in lieu of receiving the Death Benefit the Contract may be continued with the surviving spouse as the new Owner, pursuant to Section 72(s) of the Code. In this situation the following will apply:

- The surviving spouse will become the Annuitant;
- The age of the surviving spouse will be used as the Owner's age under the continued Contract;
- The MGWB will terminate and may not be continued; and
- At the subsequent death of the new Owner/Annuitant (i.e., the surviving spouse), the Death Benefit must be distributed as required for non-spousal Beneficiaries described below, after which, the continued Contract will terminate.

In the case of a Joint and Survivor MGWB, if the Annuitant's death occurs before the Annuity Commencement Date and the sole primary Beneficiary is the deceased Annuitant's "spouse" (as defined by federal law), upon Notice to Us from the deceased Annuitant's surviving spouse, in lieu of receiving the Death Benefit, the Contract may be continued with the surviving spouse as the new Owner, pursuant to Section 72(s) of the Code and the following will apply:

- The surviving spouse will become the Annuitant;
- On the day the Contract is continued, the MGWB Base will be set equal to the MGWB Base existing at the time of the deceased Annuitant's death, reduced pro rata for any Withdrawals taken since the deceased Annuitant's death;
- Any Withdrawals taken in the Contract Year in which the Contract is continued will be included in determining whether any Excess Withdrawals have been taken in that Contract Year as well as used in calculating any pro rata reductions of the MGWB Base;
- On the day the Contract is continued, the MAW Percentage will be set equal to the MAW Percentage existing at the time of the deceased Annuitant's death;
- If the Lifetime Withdrawal Phase has not yet begun, eligibility to enter the Lifetime Withdrawal Phase will be continue to be based on the deceased Annuitant's age (as if he or she were still living); and
- If the Lifetime Withdrawal Phase has not yet begun, the applicable MAW Percentage will continue to be based on the deceased Annuitant's age (as if he or she were still living) and the continuing spouse's age at the time the Lifetime Withdrawal Phase begins.

If the deceased Annuitant's spouse does not choose to continue the Contract, the Minimum Guaranteed Withdrawal Benefit will terminate and the Death Benefit will be distributed as stated below for non-spousal Beneficiaries. If the deceased Annuitant's spouse has attained age 90 on the date of the Annuitant's death, the deceased Annuitant's spouse may not choose to continue the Contract and the Death Benefit will be distributed as stated below for non-spousal Beneficiaries.

Payment of the Proceeds to a Spousal or Non-spousal Beneficiary
Subject to any payment restrictions imposed by the Owner, the Beneficiary may receive the Death Benefit in one lump sum or installments, provided the Death Benefit is distributed to the Beneficiary within 5 years of the Owner's death. The Beneficiary has until 1 year after the Owner's death to decide to apply the Death Benefit to an Annuity Plan. If the Death Benefit is applied to an Annuity Plan, the Beneficiary will be deemed to be the Annuitant, and the Annuity Payments must:

- Be distributed in substantially equal installments over the life of such Beneficiary or over a period not extending beyond the life expectancy of such Beneficiary; and
- Begin no later than 1 year after the Owner's date of death.

If we do not receive a request to apply the Death Benefit to an Annuity Plan, we will make a single sum distribution to the Beneficiary. Subject to state law conditions and requirements, the payment may generally be made into an interest bearing retained asset account, backed by our General Account, which can be accessed by the Beneficiary through a draftbook feature. **This account is not insured or guaranteed by the FDIC or any other government entity.** The Beneficiary may access the Death Benefit proceeds at any time without penalty. For information on required distributions under U.S. federal income tax laws, see "Required Distributions upon

Owner's Death" below. Interest earned on amounts held in the interest bearing account may be less than interest paid on other settlement options, as we seek to make a profit on such interest bearing accounts. You may be able to earn a better return elsewhere. At the time of death benefit election, the beneficiary may elect to receive the death benefit proceeds directly by check rather than through the draftbook feature of the interest bearing account by notifying the Customer Service Center.

The Beneficiary may elect to receive the Death Benefit in payments over a period of time based on his or her life expectancy. These payments are sometimes referred to as stretch payments. Stretch payments for each calendar year will vary in amount because they are based on the Accumulation Value and the Beneficiary's remaining life expectancy. The first stretch payment must be made by the first anniversary of the Owner's date of death. Each succeeding stretch payment is required to be made by December 31st of each calendar year. Stretch payments are subject to the same conditions and limitations as systematic Withdrawals. See page 24. The rules for, and tax consequences of, stretch payments are complex and contain conditions and exceptions not covered in this prospectus. **You should consult a tax adviser** for advice about the effect of U.S. federal income tax laws, state laws or other tax laws affecting the Contract, or any transactions involving the Contract.

Death Benefit Once Annuity Payments Have Begun
There is no Death Benefit once the Owner decides to begin receiving Annuity Payments, except under the Table 2 Annuity Plan for a Roth IRA (see below). In the event that the Annuitant dies before all guaranteed Annuity Payments have been made pursuant to any applicable Annuity Plan, we will continue to make the Annuity Payments until all such guaranteed payments have been made. The Annuity Payments will be paid to the Beneficiary according to the Annuity Plan at least as frequently as before the death of the Owner or Annuitant, as applicable.

Annuity Plans and Annuity Payments

Annuity Commencement Date
The Contract provides for Annuity Payments, so long as the Annuitant is then living. You can apply the Accumulation Value to an Annuity Plan on any date following the first Contract Anniversary. We refer to the date on which Annuity Payments commence as the Annuity Commencement Date.

The Annuity Commencement Date can be no later than the January 1st on or next following the Annuitant's 90th birthday (which date we refer to as the Maximum Annuity Commencement Date), unless we agree to a later date. If you do not select a date, the Annuity Commencement Date will be the Maximum Annuity Commencement Date.

The Annuity Plans
You may elect one of the Annuity Plans described in Table 1 or Table 2 below. In addition, you may elect another Annuity Plan we may be offering thirty days prior to the Annuity Commencement Date, the latest date by which you must provide your election. You may change Annuity Plans at any time before the Annuity Commencement Date by providing at least 30 days prior Notice to Us. The Annuity Plan may not be changed once Annuity Payments begin.

TABLE 1:
On or Before the Maximum Annuity Commencement Date
Payments for a Period Certain
• Annuity Payments are made in equal installments for a fixed number of years. The number of years cannot be less than 10 or more than 30, unless otherwise required by applicable law.
Payments for Life with a Period Certain
• Annuity Payments are made for a fixed number of years and as long thereafter as the Annuitant is living. The number of years cannot be less than 10 or more than 30, unless otherwise required by applicable law.
Life Only Payments
• Annuity Payments are made for as long as the Annuitant is living.
Joint and Last Survivor Life Payments
• Annuity Payments are made for as long as either of two Annuitants is living.

TABLE 2: ONLY on the Maximum Annuity Commencement Date
Payments for Life with Surrender Right and Death Benefit
• If your Contract is a Roth IRA Contract, Annuity Payments are made for as long as the Annuitant is living.
• **IMPORTANT NOTE:** This annuity payout option is designated as the default Annuity Plan under your Roth IRA Contract if you do not elect an Annuity Plan.
Automatic Required Minimum Distribution Option
• If your Contract is a traditional IRA Contract, periodic payments are made for as long as the Annuitant is living.
• **IMPORTANT NOTE:** This annuity payout option is designated as the default Annuity Plan under your IRA Contract if you do not elect an Annuity Plan.

Annuity Plan Comparison Chart						
Key: ✓ = *permitted* ✗ = *not permitted*	**Payments for a Period Certain**	**Payments for Life with a Period Certain**	**Life Only Payments**	**Joint and Last Survivor Life Payments**	**Payments for Life with Surrender Right and Death Benefit**	**Automatic Required Minimum Distribution Option**
Select another Annuity Plan after the Annuity Commencement Date	✗	✗	✗	✗	✗	✓
Monthly, quarterly, annual and semi-annual Annuity Payments	✓	✓	✓	✓	✓	✓
Change the frequency of the Annuity Payments	✗	✗	✗	✗	✗	✓
Withdrawals after the Annuity Commencement Date	✗	✗	✗	✗	✗	✓
Surrender of the Contract after the Annuity Commencement Date	✗	✗	✗	✗	✓	✓
Accumulation Value remains allocated to Sub-accounts	✗	✗	✗	✗	✓	✓

Annuity Payments

Annuity Payments are periodic payments made by us to you, or subject to our consent in the event the payee is not a natural person, to a payee designated by you. Annuity Payments will be made to the Owner, unless you provide Notice to Us directing otherwise. Any change in payee will take effect as of the date we receive Notice to Us.

For Table 1 Annuity Plans, Annuity Payments are fixed and we determine the amount of such Annuity Payments on the Annuity Commencement Date as follows:

- Accumulation Value; minus
- Any premium tax that may apply; multiplied by
- The applicable payment factor, which depends on:
  - ▷ The Annuity Plan;
  - ▷ The frequency of Annuity Payments;
  - ▷ The age of the Annuitant (and gender, where appropriate under applicable law); and
  - ▷ A net investment return of 1.0% is assumed (we may pay a higher rate at our discretion).

We use the Annuity 2000 Mortality Tables. Portions of the tables relevant to each Annuity Plan are set forth in the Contract for illustration purposes. You can obtain information more specific to your Contract by contacting our Customer Service Center. Contact information for the Customer Service Center appears on page 1.

Under the Annuity Plan that provides for life only payments, if the Minimum Guaranteed Withdrawal Benefit is still in effect (see page 17) on the Annuity Commencement Date, we will pay the greater amount of:

- The Annuity Payments (as determined per the above calculation); and
- The Maximum Annual Withdrawal (see page 19).

For Table 2 Annuity Plans:

If your Contract is a Roth IRA Contract, Annuity Payments are variable and we determine the amount of such Annuity Payments, on an annual basis beginning on the December 31 that precedes the Maximum Annuity Commencement Date (and on each December 31 thereafter), as follows:

- Accumulation Value; divided by
- The life expectancy of the Annuitant, which depends on the age of the Annuitant, as determined pursuant to the Single Life Expectancy Table under Treasury Regulation Section 1.401(a)(9)-9.

If your Contract is a Traditional IRA Contract, Annuity Payments are variable and we determine the amount of such periodic payments, on an annual basis beginning on the December 31 that precedes the maximum Annuity Commencement Date (and on each December 31 thereafter), as follows:

- Accumulation Value; plus
- The actuarial present value of the Minimum Guaranteed Withdrawal Benefit determined pursuant to Treasury Regulation Section 1.401(a)(9)-6, Q&A 12; divided by
- The distribution period, which depends on the age of the Annuitant determined pursuant to the Uniform Lifetime Table under Treasury Regulation Section 1.401(a)(9)-9.

Under the Table 2 Annuity Plans, if the Minimum Guaranteed Withdrawal Benefit is still in effect (see page 17) on the Annuity Commencement Date, we will pay the greater amount of:

- The Annuity Payments (as determined per the above calculation); and
- The Maximum Annual Withdrawal (see page 19), as determined beginning with the Contract Anniversary that is the maximum Annuity Commencement Date.

If the Accumulation Value is less than $2,000 on the Annuity Commencement Date, we will pay such amount in a single lump-sum payment. We will make the Annuity Payments in monthly installments, unless you deliver Notice to Us directing us to pay at a different frequency. If any day that an Annuity Payment is thereafter scheduled to be paid is not a Business Day (e.g., a weekend, or the day does not exist in the given month), such Annuity Payment will be paid on the next Business Day. Each Annuity Payment must be at least $20.

We reserve the right in the Contract to make the Annuity Payments less frequently, as necessary, to make the Annuity Payments equal to at least $20. We may also change the $2,000 and $20 minimums, if allowed by law, based upon increases reflected in the Consumer Price Index for All Urban Consumers (CPI-U) since September 1, 2012. The MGWB terminates, once you begin to receive Annuity Payments under an Annuity Plan.

The Annuity Payments received under an Annuity Plan through the Contract will not be less than the payments that would be provided from the application of the Cash Surrender Value to a single premium immediate annuity under the same Plan offered by us on the Annuity Commencement Date.

Upon application of the Accumulation Value to an Annuity Plan, unless you are eligible for and elect a Table 2 Annuity Plan for a Roth IRA Contract, the Contract will terminate and will cease to have any further value other than as provided under the Annuity Plan you elected.

IMPORTANT NOTE: For Contracts issued New York, Annuity Payments at the time of commencement will not be less than those that would otherwise be provided by the application of an amount to purchase any single premium immediate annuity offered by us at the time to the same class of Annuitants. If no single premium immediate annuity is offered by us at the time Annuity Payments under the Contract would otherwise commence, such Annuity Payments will not be less than those that would otherwise be provided by applying reasonable current market single premium immediate annuity rates to the same amount.

Death of the Annuitant
In the event the Annuitant dies on or after the Annuity Commencement Date, but before all Annuity Payments have been made pursuant to the applicable Annuity Plan, we will continue the Annuity Payments until all guaranteed Annuity Payments have been made. The Annuity Payments will be paid at least as frequently (and at least as rapidly) as before the Annuitant's death until the end of any

guaranteed period certain. We may require satisfactory proof of death in regard to the Annuitant before continuing the Annuity Payments.

Under the Table 2 Annuity Plan , so long as the MGWB is **not** in the Lifetime Automatic Periodic Benefit Status (see page 21), the Beneficiary will be entitled to the Death Benefit (see page 27) according to one of the following:

- In a lump sum on or before the end of the calendar year in which the Annuitant's death occurs; or
- Periodic payments, in the same frequency and at least as rapidly as under this Annuity Plan at the time of death, equal to, on an annual basis as determined on the December 31 immediately preceding the Contract Year in which the payments will be made, the Accumulation Value *divided by* the remaining life expectancy of the Annuitant at the time of death (or the life expectancy of the Beneficiary at the time of the Annuitant's death if shorter). Life expectancy is determined pursuant to the Single Life Table under Treasury Regulation Section 1.401(a)(9)-9.

On each December 31 following the first periodic payment of the Death Benefit (the amount of which is determined as per the above), we will recalculate the periodic payment using the remaining Accumulation Value and the life expectancy factor used in calculating the amount of the prior periodic payment reduced by one.

Other Important Information

Reports to Contract Owners
We will confirm purchase, transfer and Withdrawal transactions usually within 5 Business Days of processing any such transaction. At least once a year, we will send you, without charge, a report showing the current Accumulation Value and Cash Surrender Value, as well as amounts deducted from, or added to, the Accumulation Value since the last report. This report will show your allocation of the Accumulation Value among the Sub-accounts, as well as any other information that is required by law or regulation. We may also send you a quarterly statement showing these same values as of the end of the calendar quarter.

In addition, we will provide you with any other reports, notices or documents that we are required by applicable law to furnish to you. We will send these reports to you at your last known address within 60 days after the report date. Upon your request, we will provide additional reports, but we reserve the right in the Contract to access a reasonable charge for each such additional report.

Suspension of Payments
We reserve the right to suspend or postpone the date of any payment or determination of any value under the Contract, beyond the 7 permitted days by applicable law, on any Business Day when:

- The New York Stock Exchange is closed for trading; or
- An emergency exists as determined by the SEC so that the sale of securities held in Variable Annuity Account B may not reasonably occur or so that the Company may not reasonably determine the value of Variable Annuity Account B's net assets; or

During such times, we may delay:

- Determination and payment of the Cash Surrender Value (see page 23);
- Determination and payment of the Death Benefit (see page 27);
- Allocation changes to the Accumulation Value; or
- Application of the Accumulation Value under an Annuity Plan (see page 29).

Deferred payments may include interest that is required by applicable state law.

Misstatement Made by Owner in Connection with Purchase of the Contract
We may require proof of the age and/or sex of the person upon whose life the MGWB, Death Benefit or Annuity Payments are determined. If the Owner misstates the age or sex of such person, we reserve the right in the Contract to adjust (either upward or downward) these payments based on the correct age or sex. If an upward adjustment to your benefit payment is required, we will include an amount in your next benefit payment representing the past underpayments by us, with interest credited at a rate of 1.5% annually (where permitted). If a downward adjustment to your benefit payment is required, we will make a deduction from future benefit payments until the past overpayments by us, plus interest at 1.5% annually (where permitted), has been repaid in full by you.

We reserve the right in the Contract (where permitted) to void the Contract and return the Cash Surrender Value in the event of any material misrepresentation made by the Owner in connection with the purchase of the Contract.

Assignment
Traditional IRA Contracts and Roth IRA Contracts may not be sold, assigned, discounted or pledged as collateral for a loan or as security for the performance of an obligation or for any other purpose.

Contract Changes
We have the right to amend, make changes to or modify the Contract if required by law, including any amendment, change or modification necessary to continue to qualify such Contract as an annuity contract under applicable law. Any such amendment, change or modification must be in writing. An Endorsement added to comply with applicable law does not require your consent but is subject to regulatory approval. Any such amendments, changes or modifications will apply uniformly to all contracts affected.

Right to Examine and Return the Contract
Subject to state law, you may return the Contract for any reason or no reason at all within 15 days of receipt (or 30 days if the Contract is a replacement contract as defined by applicable state law) and receive the Accumulation Value plus any charges we have deducted, which amount may be more or less than the Premium paid because of the investment performance of the Sub-account into which the Initial Premium is allocated. During the Right to Examine Period, your Initial Premium will be allocated to the Sub-account that invests in the ING Money Market Portfolio, and at the end of the Right to Examine Period your accumulation Value will automatically be reallocated to the Sub-account that invests in the ING Retirement Moderate Portfolio. For Contracts issued in California, if you are age 60 or older on the date the application was signed, you may direct us to allocate your Initial Premium to the ING Retirement Moderate Portfolio during the Right to Examine Period rather than to the ING Money Market Portfolio

If you decide to return the Contract, you must deliver it to:

- To us at our Customer Service Center (the address is specified on page 1); or
- To your agent/registered representative.

Non-Waiver
We may, in our discretion, elect not to exercise a right, privilege or option under the Contract. Such election will not constitute our waiver of the right to exercise such right, privilege or option at a later date, nor will it constitute a waiver of any provision of the Contract.

Special Arrangements
We may reduce or waive any Contract fees or charges for certain group or sponsored arrangements, under special programs, and for certain employees, agents, and related persons of our parent corporation and its affiliates. We reduce or waive these items based on expected economies, and the variations are based on differences in costs or services.

Selling the Contract
Our affiliate, Directed Services LLC, 1475 Dunwoody Drive, West Chester, Pennsylvania 19380 is the principal underwriter and distributor of the Contract, as well as of contracts issued by our affiliate, ING USA Annuity and Life Insurance Company. Directed Services LLC, a Delaware limited liability company, is registered with the SEC as a broker/dealer under the Securities Exchange Act of 1934, as amended, and is a member of the Financial Industry Regulatory Authority, Inc., or FINRA.

Directed Services LLC does not retain any commissions or compensation that we pay to it for Contract sales. Directed Services LLC enters into selling agreements with affiliated and unaffiliated broker/dealers to sell the Contracts through their registered representatives who are licensed to sell securities and variable insurance products, which representatives we refer to as selling firms. Selling firms are also registered with the SEC and are FINRA member firms.

The following selling firm is affiliated with the Company and has entered into a selling agreement with Directed Services LLC for the sale of our variable annuity contracts:

- ING Financial Partners, Inc.

Directed Services LLC pays selling firms compensation for the promotion and sale of the Contracts. Registered representatives of the selling firms who solicit sales of the Contracts typically receive a portion of the compensation paid by Directed Services LLC to such selling firm in the form of commissions or other compensation, depending on the agreement between the selling firm and the registered representative. This compensation, as well as other incentives or payments, is not paid directly by the Owners of the Contract or by Variable Annuity Account B. We intend to recoup this compensation and other sales expenses paid to selling firms through fees and charges imposed under the Contracts.

Directed Services LLC pays selling firms for Contract sales according to one or more schedules. This compensation is generally based on a percentage of Premium payments. Selling firms may receive commissions of up to 0.50% of Premium. In addition, selling firms may receive ongoing annual compensation of up to 0.50% of all, or a portion, of the values of Contracts sold through such selling firm. Individual representatives may receive all or a portion of the compensation paid to their selling firm, depending on such selling firm's practices. Commissions and annual compensation, when combined with additional compensation or reimbursement of expenses (as more fully described below), could exceed 0.50% of Premium.

Directed Services LLC has special compensation arrangements with certain selling firms based on such firms' aggregate or anticipated sales of the Contracts or other specified criteria. These special compensation arrangements will not be offered to all selling firms, and the terms of such arrangements may differ among selling firms based on various factors. Any such compensation payable to a selling firm will not result in any additional direct charge to you by us.

In addition to the direct cash compensation for sales of Contracts described above, Directed Services LLC may also pay selling firms additional compensation or reimbursement of expenses for their efforts in selling the Contracts to you and other customers. These amounts may include:

- Marketing/distribution allowances which may be based on the percentages of Premium received, the aggregate commissions paid and/or the aggregate assets held in relation to certain types of designated insurance products issued by the Company and/or its affiliates during the calendar year;
- Loans or advances of commissions in anticipation of future receipt of Premiums (i.e., a form of lending to agents/registered representatives). These loans may have advantageous terms such as reduction or elimination of the interest charged on the loan and/or forgiveness of the principal amount of the loan, which terms may be conditioned on fixed insurance product sales;
- Education and training allowances to facilitate our attendance at certain educational and training meetings to provide information and training about our products. We also hold training programs from time to time at our expense;
- Sponsorship payments or reimbursements for broker/dealers to use in sales contests and/or meetings for their agents/registered representatives who sell our products. We do not hold contests based solely on the sales of the Contract;
- Certain overrides and other benefits that may include cash compensation based on the amount of earned commissions, agent/representative recruiting or other activities that promote the sale of Contracts; and
- Additional cash or non-cash compensation and reimbursements permissible under existing law. This may include, but is not limited to, cash incentives, merchandise, trips, occasional entertainment, meals and tickets to sporting events, client appreciation events, business and educational enhancement items, payment for travel expenses (including meals and lodging) to pre-approved training and education seminars, and payment for advertising and sales campaigns.

We may pay commissions, dealer concessions, wholesaling fees, overrides, bonuses, other allowances and benefits and the costs of all other incentives or training programs from our resources, which include the fees and charges imposed under the Contract.

The following is a list of the top 25 selling firms that, during 2011, received the most total dollars of compensation, in the aggregate, from us in connection with the sale of registered annuity contracts issued by us, ranked from greatest to least:

1. LPL Financial Corporation	14. First Allied Securities Inc.
2. Morgan Stanley Smith Barney LLC.	15. Woodbury Financial Services Inc.
3. ING Financial Partners Inc.	16. Wells Fargo SEC, LLC
4. Merrill Lynch, Pierce, Fenner & Smith, Incorporated	17. SII Investments Inc.
5. Wells Fargo Advisors, LLC	18. Wells Fargo Advisors Financial Network, LLC
6. Wells Fargo Advisors, LLC (Bank Channel)	19. Commonwealth Financial Network Inc.
7. UBS Financial Services Inc.	20. Centaurus Financial Inc.
8. Raymond James Financial Services Inc.	21. Royal Alliance Assoc.
9. National Planning Corporation	22. PrimeVest Financial Services Inc.
10. Multi-Financial Securities Corporation	23. RBC Capital Markets Corporation
11. Financial Network Investment Corporation	24. Cambridge Investment Research Inc.
12. Securities America Inc.	25. Raymond James and Associates Inc.
13. ING Financial Partners, Inc. CAREER	

Directed Services LLC may also compensate wholesalers/distributors, and their sales management personnel, for Contract sales within the wholesale/distribution channel. This compensation may be based on a percentage of Premiums and/or a percentage of Accumulation Value. Directed Services LLC may, at its discretion, pay additional cash compensation to wholesalers/distributors for sales by certain broker-dealers or "focus firms."

This is a general discussion of the types and levels of compensation paid by us for sale of our variable annuity contracts. It is important for you to know that the payment of volume- or sales-based compensation to a selling firm or registered representative may provide such selling firm or registered representative a financial incentive to promote our products, such as the Contract, over those of another company, and may also provide a financial incentive to promote one of our contracts over another, such as the Contract.

Voting Rights
We will vote the shares of an underlying Fund owned by Variable Annuity Account B according to your instructions. However, if the 1940 Act or any related regulations should change, or if interpretations of it or related regulations should change, and we decide that we are permitted to vote the shares of a trust in our own right, we may decide to do so without consulting you.

We determine the number of shares that you have in a Sub-account by dividing the Contract's Accumulation Value in that Sub-account by the net asset value of one share of the underlying Fund in which a Sub-account invests. We count fractional votes. We will determine the number of shares you can instruct us to vote 180 days or less before a trust shareholder meeting. We will ask you for voting instructions by mail at least 10 days before the meeting. If we do not receive your instructions in time, we will vote the shares in the same proportion as the instructions received from all Contracts in that Sub-account. We will also vote shares we hold in Variable Annuity Account B that are not attributable to Contract Owners in the same proportion. The effect of proportional voting is that a small number of Contract Owners may decide the outcome of a vote.

State Regulation
We are regulated by the Insurance Department of the State of Connecticut. We are also subject to the insurance laws and regulations of all jurisdictions in which we do business. The Contract offered by this prospectus has been approved where required by such jurisdictions. We are required to submit annual statements of our operations, including financial statements, to the insurance departments of the various jurisdictions in which we do business to allow regulators to assess our solvency and compliance with state insurance laws and regulations.

Legal Proceedings
We are not aware of any current or pending legal proceedings that involve Variable Annuity Account B as a party.

The Company is involved in threatened or pending lawsuits/arbitrations arising from the normal conduct of its business. Due to the climate in insurance and business litigation/arbitration, suits against the Company sometimes include claims for substantial compensatory, consequential, or punitive damages and other types of relief. Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance, reinsurance, and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company's operations or financial position.

Directed Services LLC, the principal underwriter and distributor of the Contract, is a party to threatened or pending lawsuits/arbitration that generally arise from the normal conduct of business. Some of these suits may seek class action status and sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief. Directed Services LLC is not involved in any legal proceeding that in the opinion of management, is likely to have a material adverse effect on its ability to distribute the Contract.

United States Federal Income Tax Considerations

Introduction
The Contract is designed to be treated as an annuity for U.S. federal income tax purposes. The U.S. federal income tax treatment of the Contract is complex and sometimes uncertain. You should keep the following in mind when reading it:

- Your tax position (or the tax position of the designated Beneficiary, as applicable) may influence the U.S. federal taxation of amounts held, or paid out, under the Contract;
- Tax laws change. It is possible that a change in the future could retroactively affect contracts issued in the past, including your Contract;
- This section addresses some, but not all, applicable U.S. federal income tax rules and does not discuss U.S. federal estate and gift tax implications, state and local taxes, taxes of any foreign jurisdiction or any other tax provisions; and
- No assurance can be given that the Internal Revenue Service, or IRS, would not assert, or that a court would not sustain, a position contrary to any of those set forth below.

We do not intend this information to be tax advice. No attempt is made to provide more than a general summary of information about the use of the Contract with tax-qualified retirement arrangements, and the Code may contain other restrictions and conditions that are not included in this summary. You should consult with a qualified tax adviser for advice about the effect of federal income tax laws, state tax laws or any other taxes affecting the Contract or any transactions involving the Contract.

Qualified Contracts
The Contracts described in this prospectus may be purchased on a tax-qualified basis ("qualified contracts"). Qualified contracts are designed for use by individuals whose premium payments are comprised solely of proceeds from retirement plans, pre-tax contributions to Individual Retirement Annuities ("IRA") or after-tax contributions to a Roth IRA that are intended to qualify for special favorable income tax treatment under Section 408 or 408A of the Code, respectively.

Taxation of Qualified Contracts

General
The tax rules applicable to owners of qualified contracts vary according to the type of qualified contract and the specific terms and conditions of the qualified contract. Qualified contracts are designed for use by individuals whose premium payments are comprised solely of proceeds from retirement plans, pre-tax contributions to IRA or after-tax contributions to a Roth IRA that are intended to qualify for special favorable income tax treatment under Sections 408 or 408A of the Code, respectively. The ultimate effect of U.S. federal income taxes on the amounts held under a qualified contract, or on annuity payments from a qualified contract, depends on the type of qualified contract as well as your particular facts and circumstances. Special favorable tax treatment may be available for certain types of contributions and distributions. In addition, certain requirements must be satisfied in purchasing a qualified contract with proceeds from a tax-qualified retirement plan in order to continue receiving favorable tax treatment.

Under U.S. federal income tax laws, earnings on amounts held in qualified contracts used as an IRA or Roth IRA generally are not taxed until they are withdrawn. It is not necessary, however, to purchase a qualified contract to obtain the favorable tax treatment accorded to an IRA or Roth IRA under Sections 408 or 408A of the Code, respectively. A qualified contract, therefore, does not provide any tax benefits beyond the deferral already available to an IRA or Roth IRA under the Code. Qualified contracts do provide other features and benefits (such as guaranteed living benefits and/or Death Benefits or the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss the alternatives available to you with your financial adviser, taking into account the additional fees and expenses you may incur in purchasing a qualified contract, such as the Contract.

Adverse tax consequences may result from:
- Contributions in excess of specified limits;
- Distributions before age 59½ (subject to certain exceptions);
- Distributions that do not conform to specified commencement and minimum distribution rules; and
- Certain other specified circumstances.

Some qualified contracts may be subject to additional distribution or other requirements that are not incorporated into your Contract. No attempt is made to provide more than general information about the use of the Contract as a qualified contract. Contract Owners, Annuitants and Beneficiaries are cautioned that the rights of any person to any benefits under qualified contracts may be subject to the terms and conditions of the retirement plans or programs themselves, regardless of the terms and conditions of the Contract. The Company is not bound by the terms and conditions of such plans to the extent such terms contradict any language of the Contract, unless we consent to be so bound.

Contract Owners and Beneficiaries generally are responsible for determining that contributions, distributions and other transactions with respect to the Contract comply with applicable law. Therefore, you should consult your legal and tax advisers regarding the suitability of the Contract for your particular situation.

Tax Deferral
The following discussion assumes that a qualified contract is purchased with premium payments that are comprised solely of proceeds from retirement plans, pre-tax contributions to IRA or after-tax contributions to a Roth IRA that are intended to qualify for special favorable income tax treatment under Sections 408 or 408A of the Code, respectively.

Individual Retirement Annuities. Section 408 of the Code permits eligible individuals to contribute to an individual retirement program known as an Individual Retirement Annuity. IRAs are subject to limits on (i) the amounts that can be contributed, (ii) the deductible amount of the contribution and (iii) the time when distributions can begin. Contributions to IRAs must be made in cash or as a rollover or a transfer from another eligible plan. Also, distributions from IRAs, individual retirement accounts and other types of retirement plans may be "rolled over" on a tax-deferred basis into an IRA. Employers may establish Simplified Employee Pension ("SEP") plans to provide IRA contributions on behalf of their employees. If you make a tax-free rollover of a distribution from an IRA, you may not make another tax-free rollover from the IRA within a one-year period. You should be aware that sales of the Contract for use with IRAs may be subject to special requirements imposed by the IRS.

The IRS has not reviewed the Contract described in this prospectus for qualification as an IRA and has not addressed, in a ruling of general applicability, whether the Contract's Death Benefit provisions comply with IRS qualification requirements. You should consult with your tax adviser in connection with purchasing the Contract as an IRA.

Roth IRAs. Section 408A of the Code permits certain eligible individuals to contribute to a Roth IRA. Contributions to a Roth IRA are not deductible, are subject to certain limitations and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. Certain qualifying individuals may convert an IRA, SEP, or a SIMPLE to a Roth IRA. Such rollovers and conversions are subject to tax, and other special rules may apply. If you make a tax-free rollover of a distribution from a Roth IRA to another Roth IRA, you may not make another tax-free rollover from the Roth IRA within a one-year period. A 10% penalty may apply to amounts attributable to a conversion to a Roth IRA if the amounts are distributed during the five taxable years beginning with the year in which such conversion was made.

Sales of a contract for use with a Roth IRA may be subject to special requirements imposed by the IRS. The IRS has not reviewed the Contract described in this prospectus for qualification as a Roth IRA and has not addressed, in a ruling of general applicability, whether the Contract's Death Benefit provisions comply with IRS qualification requirements. You should consult with your tax adviser in connection with purchasing the Contract as a Roth IRA.

Contributions
In order to be excludable from gross income for U.S. federal income tax purposes, total annual contributions to certain qualified contracts are limited by the Code. You should consult with your tax adviser in connection with contributions to a qualified contract.

Distributions – General
Certain tax rules apply to distributions from the Contract. A distribution is any amount taken from your Contract including Withdrawals, Annuity Payments, rollovers, exchanges and Death Benefit proceeds. We report the taxable portion of all distributions to the IRS.

Individual Retirement Annuities. All distributions from an IRA are taxed when received unless either one of the following is true:

- The distribution is directly transferred to another IRA or to a plan eligible to receive rollovers as permitted under the Code; or
- You made after-tax contributions to the IRA (e.g., Roth). In this latter case, the distribution will be taxed according to the rules detailed in the Code.

Roth IRA – Qualified Distributions. A partial or full distribution of purchase payments to a Roth IRA account and earnings credited on those purchase payments will be excludable from income if it is a qualified distribution. A "qualified distribution" from a Roth IRA account is defined as a distribution that meets the following requirements:

- The distribution occurs after the five-year taxable period measured from the earlier of:
  ▷ The first taxable year you made a designated Roth contribution to any designated Roth account established for you under the same applicable retirement plan as defined in Tax Code section 402A;
  ▷ If a rollover contribution was made from a designated Roth account previously established for you under another applicable retirement plan, the first taxable year for which you made a designated Roth contribution to such previously established account;
  ▷ The first taxable year in which you made an in-plan Roth rollover of vested non-Roth amounts otherwise eligible for distribution under the same plan; and
- The distribution occurs after you attain age 59½, die with payment being made to your beneficiary, or become disabled as defined in the Tax Code.

A distribution from a Roth account that is not a qualified distribution is includible in gross income under the Tax Code in proportion to your investment in the contract (basis) and earnings on the contract.

10% Penalty Tax. The Code imposes a 10% penalty tax on the taxable portion of any distribution from an IRA or Roth IRA unless certain exceptions, including one or more of the following, have occurred:

- You have attained age 59½;
- You have become "disabled," as defined in the Code;
- You have died and the distribution is to the beneficiary of such IRA;
- The distribution amount is directly transferred into another eligible retirement plan or to an IRA or Roth IRA in accordance with the terms of the Code;
- The distribution is made due to an IRS levy upon your plan;
- The withdrawal amount is paid to an alternate payee under a Qualified Domestic relations Order ("QDRO"); or
- The distribution is a qualified reservist distribution as defined under the Pension Protection Act of 2006.

In addition, the 10% penalty tax does not apply to the amount of a distribution equal to unreimbursed medical expenses incurred by you during the taxable year that qualify for deduction as specified in the Code. The Code may provide other exceptions or impose other penalty taxes in other circumstances.

Lifetime Required Minimum Distributions (IRAs only).
To avoid certain tax penalties, you and any designated Beneficiary must also meet the minimum distribution requirements imposed by the Code. These rules may dictate the following:

- The start date for distributions;
- The time period in which all amounts in your account(s) must be distributed; and
- Distribution amounts.

Start Date and Time Period. Generally, you must begin receiving distributions by April 1 of the calendar year following the calendar year in which you attain age 70½. We must pay out distributions from your Contract over a period not extending beyond one of the following time periods:

- Over your life or the joint lives of you and your designated Beneficiary; or
- Over a period not greater than your life expectancy or the joint life expectancies of you and your designated Beneficiary.

Distribution Amounts. The amount of each required distribution must be calculated in accordance with Section 401(a)(9) of the Code. The entire interest in the account includes the amount of any outstanding rollover, transfer, recharacterization, if applicable, and the actuarial present value of other benefits provided under the account, such as guaranteed death benefits.

50% Excise Tax. If you fail to receive the minimum required distribution for any tax year, a 50% excise tax may be imposed on the required amount that was not distributed.

Lifetime Required Minimum Distributions are not applicable to Roth IRAs during your lifetime. Further information regarding required minimum distributions may be found in your Contract.

Required Distributions upon Death (IRAs and Roth IRAs Only).
Different distribution requirements apply to qualified contacts after your death, depending upon if you have been receiving required minimum distributions. Further information regarding required distributions upon death may be found in your Contract.

If your death occurs on or after you begin receiving minimum distributions under the Contract, distributions generally must be made at least as rapidly as under the method in effect at the time of your death. Section 401(a)(9) of the Code provides specific rules for calculating the required minimum distributions after your death.

If your death occurs before you begin receiving minimum distributions under your Contract, your entire balance must be distributed by December 31 of the calendar year containing the fifth anniversary of the date of your death. For example, if you died on September 1, 2012, your entire balance must be distributed to the designated Beneficiary by December 31, 2017. However, if distributions begin by December 31 of the calendar year following the calendar year of your death, and you have named a designated Beneficiary, then payments may be made over either of the following time frames:

- Over the life of the designated Beneficiary; or
- Over a period not extending beyond the life expectancy of the designated Beneficiary.

Start Dates for Spousal Beneficiaries. If the designated Beneficiary is your spouse, distributions must begin on or before the later of the following:

- December 31 of the calendar year following the calendar year of your death; or
- December 31 of the calendar year in which you would have attained age 70½.

No Designated Beneficiary. If there is no designated Beneficiary, the entire interest generally must be distributed by the end of the calendar year containing the fifth anniversary of your death.

Special Rule for IRA Spousal Beneficiaries (IRAs and Roth IRAs Only). In lieu of taking a distribution under these rules, if the sole designated Beneficiary is the Contract Owner's surviving spouse, the spousal Beneficiary may elect to treat the Contract as his or her own IRA and defer taking a distribution until his or her own start date. The surviving spouse will be deemed to have made such an election if the surviving spouse makes a rollover to or from the Contract or fails to take a distribution within the required time period.

Taxation of the MGWB and Annuity Payments.
Except as otherwise noted below, when a Withdrawal of your Accumulation Value occurs under the MGWB provision of your Contract, the amount you receive will be treated as ordinary income subject to U.S. federal income tax up to an amount equal to the excess, if any, of the Contract's value immediately before the distribution over your investment in the Contract at that time.

Investment in the Contract is generally equal to the amount of all contributions to the Contract previously included in your gross income, less the aggregate amount of non-taxable distributions you previously took from your Contract. The income on the Contract for purposes of calculating the taxable amount of a distribution may be unclear and you should consult with a qualified tax adviser about the taxation of MAW payments. In addition, MGWB Periodic Payments after your Contract's value has been reduced to zero are taxable as Annuity Payments and subject to the exclusion ratio rules under Section 72(b) of the Code for U.S. federal income tax purposes.

Payments of the MAW under the Table 2 Annuity Plans (see page 30) are designed to be treated as Annuity Payments for withholding and tax reporting purposes. A portion of each such Annuity Payment is generally not taxed as ordinary income, and the remainder is taxed as ordinary income. The non-taxable portion of the Annuity Payment is generally determined in a manner that is designed to allow you to recover your investment in the Contract ratably on a tax-free basis over the expected stream of Annuity Payments. Any Withdrawals in addition to the Annuity Payments of the Maximum Annual Withdrawal, if permitted, constitute Excess Withdrawals, causing a pro rata reduction of the MGWB Base and MAW amount. This reduction will result in a proportional reduction in the non-taxable portion of your future MAW payments. Once your investment in the Contract has been fully recovered, the full amount of each of your future MAW payments would be subject to U.S. federal income tax as ordinary income.

Regarding Annuity Plan payments, although the U.S. federal income tax consequences may vary depending on the payment option elected under an annuity contract, a portion of each annuity payment generally is not taxed as ordinary income, while the remainder is taxed as ordinary income. The non-taxable portion of an annuity payment generally is determined in a manner that is designed to allow the contract owner to recover his, her or its investment in the annuity contract ratably on a tax-free basis over the expected stream of annuity payments when annuity payments begin. Once the investment in such contract has been fully recovered, the full amount of each subsequent annuity payment will be subject to tax as ordinary income.

Partial annuitization of your Contract may be available. Please consult your tax adviser before electing a partial annuitization.

IRA Contracts. For IRA contracts, a portion of each such Annuity Payment is generally not taxed as ordinary income, and the remainder is taxed as ordinary income. The non-taxable portion of the Annuity Payment is generally determined in a manner that is designed to allow you to recover your investment in the Contract ratably on a tax-free basis over the expected stream of Annuity Payments. Once your investment in the Contract has been fully recovered, the full amount of each of your future Annuity Payments would be subject to federal income tax as ordinary income. Under the MGWB provisions of the Contract, any Withdrawals in addition to the Maximum Annual Withdrawal, if permitted, constitute Excess Withdrawals, causing a pro rata reduction of the MGWB Base and Maximum Annual Withdrawal. This reduction will result in a proportional reduction in the non-taxable portion of your future Maximum Annual Withdrawals and MGWB Periodic Payments.

Roth IRA Contracts. For Roth IRA contracts, as long as you meet the holding and age requirements, your Annuity Payments should be federal income tax-free. If the holding and age requirements are not met, the Annuity Payments would be subject to taxation as described above for IRA Contracts.

Withholding
Any taxable distributions under the Contract are generally subject to withholding. U.S. federal income tax withholding rates vary according to the type of distribution and the recipient's tax position.

IRAs and Roth IRAs. Generally, you or, if applicable, a designated Beneficiary may elect not to have tax withheld from distributions.

Non-resident Aliens. If you or your designated Beneficiary is a non-resident alien, then any withholding is governed by Section 1441 of the Code based on your or your designated Beneficiary's citizenship, country of domicile and treaty status, and we may require additional documentation prior to processing any requested information.

Assignment and Other Transfers

IRAs and Roth IRAs. The Code does not allow a transfer or assignment of your rights under the IRA Contracts or Roth IRA Contracts except in limited circumstances. Adverse tax consequences may result if you assign or transfer your interest in such a Contract to persons other than your spouse incident to a divorce. You should consult your tax adviser regarding the potential tax effects of such a transaction if you are contemplating such an assignment or transfer.

Possible Changes in Taxation
Although the likelihood of changes in tax legislation, regulation, rulings and other interpretations thereof is uncertain, there is always the possibility that the tax treatment of the Contract could change by such means. It is also possible that any such change could be retroactive (i.e., effective before the date of the change). You should consult a tax adviser with respect to legislative and regulatory developments and their potential effects on the Contract.

Same-Sex Marriages
Pursuant to Section 3 of the federal Defense of Marriage Act ("DOMA"), same-sex marriages currently are not recognized for purposes of federal law. Therefore, the favorable income-deferral options afforded by federal tax law to an opposite-sex spouse under Code sections 72(s) and 401(a)(9) are currently NOT available to a same-sex spouse. Same-sex spouses who own or are considering the purchase of annuity products that provide benefits based upon status as a spouse should consult a qualified tax adviser. In certain states, to the extent that an annuity contract or certificate offers to spouses other rights or benefits that are not affected by DOMA, same-sex spouses remain entitled to such rights or benefits to the same extent as any spouse.

Taxation of Company
We are taxed as a life insurance company under the Code. The Separate Account is not a separate entity from us. Therefore, it is not taxed separately as a "regulated investment company," but is taxed as part of the Company.

We automatically apply investment income and capital gains attributable to Variable Annuity Account B to increase reserves under the Contracts. Because of this, under existing U.S. federal tax law, we believe that any such income and gains will not be taxed to the extent that such income and gains are applied to increase reserves under the Contracts. In addition, any foreign tax credits attributable to Variable Annuity Account B will be first used to reduce any income taxes imposed on such Separate Account before being used by the Company.

In summary, we do not expect that we will incur any U.S. federal income tax liability attributable to Variable Annuity Account B and we do not intend to make any provision for such taxes. However, changes in U.S. federal tax laws and/or the interpretation thereof may result in our being taxed on income or gains attributable to Variable Annuity Account B. In this case, we may impose a charge against Variable Annuity Account B (with respect to some or all of the Contracts) to set aside provisions to pay any such taxes. We may deduct this amount from Variable Annuity Account B, including from your Accumulation Value invested in the Sub-accounts.

Appendix 1

Option Data Table (applicable only if Joint and Survivor MGWB has been elected). If a Joint and Survivor MGWB is elected, when the MAW is requested the MAW shall be actuarially adjusted based on the Annuitant's and the Annuitant's spouse's ages on the date of the request, following the adjustment for early lifetime withdrawal commencement or deferred lifetime withdrawal commencement, if applicable, using the following Joint and Survivor Equivalency Factors:

Annuity 2000 Basic Mortality / 3% Interest Joint and Survivor Equivalency Factors

Spouse's Age	Annuitant's Age												
	62	63	64	65	66	67	68	69	70	71	72	73	74
20	58%	57%	55%	54%	52%	51%	49%	48%	46%	44%	43%	41%	40%
21	58%	57%	55%	54%	52%	51%	49%	48%	46%	45%	43%	42%	40%
22	59%	57%	56%	54%	53%	51%	50%	48%	47%	45%	43%	42%	40%
23	59%	58%	56%	55%	53%	51%	50%	48%	47%	45%	44%	42%	41%
24	59%	58%	56%	55%	53%	52%	50%	49%	47%	45%	44%	42%	41%
25	60%	58%	57%	55%	54%	52%	51%	49%	47%	46%	44%	43%	41%
26	60%	59%	57%	56%	54%	52%	51%	49%	48%	46%	44%	43%	41%
27	61%	59%	58%	56%	54%	53%	51%	50%	48%	46%	45%	43%	42%
28	61%	59%	58%	56%	55%	53%	52%	50%	48%	47%	45%	43%	42%
29	61%	60%	58%	57%	55%	54%	52%	50%	49%	47%	45%	44%	42%
30	62%	60%	59%	57%	56%	54%	52%	51%	49%	47%	46%	44%	43%
31	62%	61%	59%	58%	56%	54%	53%	51%	49%	48%	46%	44%	43%
32	63%	61%	60%	58%	56%	55%	53%	52%	50%	48%	47%	45%	43%
33	63%	62%	60%	59%	57%	55%	54%	52%	50%	49%	47%	45%	44%
34	64%	62%	61%	59%	57%	56%	54%	52%	51%	49%	47%	46%	44%
35	64%	63%	61%	60%	58%	56%	55%	53%	51%	49%	48%	46%	44%
36	65%	63%	62%	60%	58%	57%	55%	53%	52%	50%	48%	46%	45%
37	65%	64%	62%	61%	59%	57%	56%	54%	52%	50%	49%	47%	45%
38	66%	64%	63%	61%	59%	58%	56%	54%	53%	51%	49%	47%	46%
39	67%	65%	63%	62%	60%	58%	57%	55%	53%	51%	50%	48%	46%
40	67%	66%	64%	62%	61%	59%	57%	55%	54%	52%	50%	48%	47%
41	68%	66%	65%	63%	61%	60%	58%	56%	54%	52%	51%	49%	47%
42	69%	67%	65%	64%	62%	60%	58%	57%	55%	53%	51%	49%	48%
43	69%	68%	66%	64%	63%	61%	59%	57%	55%	54%	52%	50%	48%
44	70%	68%	67%	65%	63%	62%	60%	58%	56%	54%	52%	51%	49%
45	71%	69%	67%	66%	64%	62%	60%	59%	57%	55%	53%	51%	49%
46	71%	70%	68%	66%	65%	63%	61%	59%	57%	56%	54%	52%	50%
47	72%	71%	69%	67%	65%	64%	62%	60%	58%	56%	54%	53%	51%
48	73%	71%	70%	68%	66%	64%	63%	61%	59%	57%	55%	53%	51%
49	74%	72%	71%	69%	67%	65%	63%	62%	60%	58%	56%	54%	52%
50	75%	73%	71%	70%	68%	66%	64%	62%	61%	59%	57%	55%	53%
51	75%	74%	72%	71%	69%	67%	65%	63%	61%	59%	57%	56%	54%
52	76%	75%	73%	71%	70%	68%	66%	64%	62%	60%	58%	56%	54%
53	77%	76%	74%	72%	71%	69%	67%	65%	63%	61%	59%	57%	55%
54	78%	77%	75%	73%	71%	70%	68%	66%	64%	62%	60%	58%	56%
55	79%	77%	76%	74%	72%	71%	69%	67%	65%	63%	61%	59%	57%
56	80%	78%	77%	75%	73%	72%	70%	68%	66%	64%	62%	60%	58%
57	81%	79%	78%	76%	74%	73%	71%	69%	67%	65%	63%	61%	59%
58	82%	80%	79%	77%	75%	74%	72%	70%	68%	66%	64%	62%	60%
59	83%	81%	80%	78%	76%	75%	73%	71%	69%	67%	65%	63%	61%
60	83%	82%	81%	79%	77%	76%	74%	72%	70%	68%	66%	64%	62%

Appendix 1 (continued)

Annuity 2000 Basic Mortality / 3% Interest Joint and Survivor Equivalency Factors (continued)

Spouse's Age	Annuitant's Age 62	63	64	65	66	67	68	69	70	71	72	73	74
61	84%	83%	82%	80%	78%	77%	75%	73%	71%	69%	67%	65%	63%
62	85%	84%	83%	81%	79%	78%	76%	74%	72%	70%	68%	66%	64%
63	86%	85%	83%	82%	80%	79%	77%	75%	74%	72%	70%	68%	66%
64	87%	86%	84%	83%	82%	80%	78%	77%	75%	73%	71%	69%	67%
65	88%	87%	85%	84%	83%	81%	79%	78%	76%	74%	72%	70%	68%
66	89%	87%	86%	85%	84%	82%	81%	79%	77%	75%	73%	71%	69%
67	89%	88%	87%	86%	85%	83%	82%	80%	78%	76%	75%	73%	71%
68	90%	89%	88%	87%	86%	84%	83%	81%	79%	78%	76%	74%	72%
69	91%	90%	89%	88%	87%	85%	84%	82%	81%	79%	77%	75%	73%
70	92%	91%	90%	89%	87%	86%	85%	83%	82%	80%	78%	77%	75%
71	92%	91%	90%	89%	88%	87%	86%	84%	83%	81%	80%	78%	76%
72	93%	92%	91%	90%	89%	88%	87%	86%	84%	83%	81%	79%	77%
73	93%	93%	92%	91%	90%	89%	88%	87%	85%	84%	82%	80%	79%
74	94%	93%	93%	92%	91%	90%	89%	88%	86%	85%	83%	82%	80%
75	95%	94%	93%	92%	92%	91%	90%	89%	87%	86%	85%	83%	81%
76	95%	95%	94%	93%	92%	91%	91%	89%	88%	87%	86%	84%	83%
77	96%	95%	94%	94%	93%	92%	91%	90%	89%	88%	87%	85%	84%
78	96%	95%	95%	94%	94%	93%	92%	91%	90%	89%	88%	87%	85%
79	96%	96%	95%	95%	94%	94%	93%	92%	91%	90%	89%	88%	86%
80	97%	96%	96%	95%	95%	94%	93%	93%	92%	91%	90%	89%	87%
81	97%	97%	96%	96%	95%	95%	94%	93%	93%	92%	91%	90%	88%
82	97%	97%	97%	96%	96%	95%	95%	94%	93%	92%	92%	91%	89%
83	98%	97%	97%	97%	96%	96%	95%	95%	94%	93%	92%	91%	90%
84	98%	98%	97%	97%	97%	96%	96%	95%	95%	94%	93%	92%	91%
85	98%	98%	98%	97%	97%	97%	96%	96%	95%	94%	94%	93%	92%
86	98%	98%	98%	98%	97%	97%	97%	96%	96%	95%	94%	94%	93%
87	99%	98%	98%	98%	98%	97%	97%	97%	96%	96%	95%	94%	94%
88	99%	99%	98%	98%	98%	98%	97%	97%	96%	96%	96%	95%	94%
89	99%	99%	99%	98%	98%	98%	98%	97%	97%	96%	96%	95%	95%
90	99%	99%	99%	99%	98%	98%	98%	98%	97%	97%	96%	96%	95%

For ages not shown, appropriate factors will be provided.

Statement of Additional Information

Table of Contents

Item
- General Information and History
- Variable Annuity Account B of ING Life Insurance and Annuity Company
- Offering and Purchase of Contracts
- Accumulation Unit Value
- Sales Material and Advertising
- Experts
- Consolidated Financial Statements of ING Life Insurance and Annuity Company
- Financial Statements of the Separate Account (Variable Annuity Account B) of ING Life Insurance and Annuity Company

Please tear off, complete and return the form below to request, free of charge, a Statement of Additional Information for the Contract offered under this prospectus. Send the completed form to our Customer Service Center at P.O. Box 10450, Des Moines, IA, 50306-0450.

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PLEASE SEND ME A FREE COPY OF THE STATEMENT OF ADDITIONAL INFORMATION FOR VARIABLE ANNUITY ACCOUNT B, ING _express_ RETIRMENT VARIABLE ANNUITY (333-167182).

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